SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               - Amendment No. 3 -

                               DBS Holdings, Inc.
                               ------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   24021M-10-6
                                 --------------
                                 (CUSIP Number)

                              Robert C. Montgomery
                   Ducker, Montgomery Lewis & Aronstein, P.C.
                            1500 Broadway, Suite 1400
                             Denver, Colorado 80202
                                 (303) 861-2828
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 1, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d01(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 55 Pages

CUSIP NO.: 24021M-10-6                 13D                    Page 2 of 55 Pages

1  NAME OF REPORTING PERSON:  Daniel Steunenberg

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            1,000,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       1,000,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,000,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.2%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 3 of 55 Pages

1  NAME OF REPORTING PERSON:  Eli Stratulat

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            850,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       850,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  850,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 4 of 55 Pages

1  NAME OF REPORTING PERSON:  Madalene Stanley

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000  (Note 1)
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000  (Note 1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  800,000
                                                                   (Note 1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 5 of 55 Pages

1  NAME OF REPORTING PERSON:  Ken Paul

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  800,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 6 of 55 Pages

1  NAME OF REPORTING PERSON:  Alex Basic

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            500,000
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       500,000
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  500,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  4.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 7 of 55 Pages

1  NAME OF REPORTING PERSON:  Irma Paul

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions): 00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            800,000  (Note 1)
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       800,000  (Note 1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  800,000
                                                                   (Note 1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  IN
--------------------------------------------------------------------------------

CUSIP NO.: 24021M-10-6                 13D                    Page 8 of 55 Pages

1  NAME OF REPORTING PERSON:  Chansu Financial, Inc.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):  n/a

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions):  00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            750,000  (Note 1)
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          -0-
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       750,000  (Note 1)
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     -0-
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  750,000
                                                                   (Note 1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [  ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions):  CO
--------------------------------------------------------------------------------


          *          *          *          *          *          *

Note 1: Excludes some holdings not subject to this transaction -- see Item 4 below.

CUSIP NO.: 24021M-10-6                13D                     Page 9 of 55 Pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value per share (the "Common Stock"),of DBS Holdings, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4.


ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are Daniel Steunenberg, Eli Stratulat, Madalene Stanley, Ken Paul, Alex Basic, Irma Paul, and Chansu Financial, Inc. (collectively, the "Reporting Persons").

     Daniel Steunenberg is a citizen of Canada whose business address is A-1898 Peardonville Road, Abbotsford, B.C., Canada, V4X 2M4. Mr. Steunenberg is a self-employed businessperson whose principal business is investing.

     Eli Stratulat is a citizen of Canada whose business address is 21029 36th Avenue, Langley, B.C., Canada V3A 8N5. Mr. Stratulat is a self-employed businessperson whose principal business is investing.

     Madalene Stanley is a citizen of Canada whose address is 208 - 31930 Old Yale Road, Abbotsford, B.C., Canada, V2T 2C7. Ms. Stanley works at home as a homemaker.

     Ken Paul is a citizen of Canada whose business address is 3222 Clearbrook Road, Abbotsford, B.C., Canada V2T 4N7. Mr. Paul is a self-employed businessperson whose principal business is advertising sales.

     Alex Basic is a citizen of Canada whose business address is 1407 Georgia Street E., Vancouver, B.C., Canada, V5L 2A9. Mr. Basic is a draftsman for Geo. Third & Son Fabrication, whose principal business is steel fabrication.

     Irma Paul is a citizen of Canada whose business address is 33071 Railway Ave., Mission, B.C., Canada V2V 1E2. Ms. Paul is a counselor of Union Gospel Mission whose principal business is humanitarian relief and outreach programs.

     Chansu Financial, Inc. is a Canadian corporation at 5272 Upland Dr., Delta, B.C., Canada V4M 2G4, whose principal business is financial investments.

During the last five years, none of the Reporting Persons has:

(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b) been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which it/he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.: 24021M-10-6                13D                    Page 10 of 55 Pages


ITEM 3.  MATERIAL CHANGE IN THE FACTS SET FORTH IN SCHEDULE 13D

The Reporting Persons have entered into a Stock Redemption Agreement with the Issuer under which, at and subject to the closing of a related agreement, the stock of the Reporting Persons subject to this Schedule 13D will be redeemed by the Issuer. See Item 5, below.


ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

(a) Daniel Steunenberg may be deemed to beneficially own, in the aggregate, 1,000,000 shares, or 9.2%, of the Issuer's Common Stock. All of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Eli Stratulat may be deemed to beneficially own, in the aggregate, 850,000 shares, or 7.8%, of the Issuer's Common Stock. All of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Madalene Stanley may be deemed to beneficially own, in the aggregate, 804,000 shares, or 7.4%, of the Issuer's Common Stock. All but 4,000 shares of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Ken Paul may be deemed to beneficially own, in the aggregate, 800,000 shares, or 7.4%, of the Issuer's Common Stock. All of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Alex Basic may be deemed to beneficially own, in the aggregate, 500,000 shares, or 4.6%, of the Issuer's Common Stock. All of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Irma Paul may be deemed to beneficially own, in the aggregate, 814,000 shares, or 7.5%, of the Issuer's Common Stock. All but 14,000 shares of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.

     Chansu Financial, Inc. may be deemed to beneficially own, in the aggregate, 780,000 shares, or 7.2%, of the Issuer's Common Stock. All but 30,000 shares of such stock will be redeemed by the Issuer upon Closing of the Redemption Agreement.


(b) Daniel Steunenberg has sole voting and dispositive power over all 1,000,000 shares of the Issuer's Common Stock owned by him.

     Eli Stratulat has sole voting and dispositive power over all 850,000 shares of the Issuer's Common Stock owned by him.

     Madalene Stanley has sole voting and dispositive power over all 804,000 shares of the Issuer's Common Stock owned by her.

CUSIP NO.: 24021M-10-6                13D                    Page 11 of 55 Pages


     Ken Paul has sole voting and dispositive power over all 800,000 shares of the Issuer's Common Stock owned by him.

     Alex Basic has sole voting and dispositive power over all 500,000 shares of the Issuer's Common Stock owned by him.

     Irma Paul has sole voting and dispositive power over all 814,000 shares of the Issuer's Common Stock owned by her.

     Chansu Financial, Inc. has sole voting and dispositive power over all 780,000 shares of the Issuer's Common Stock owned by it.


(c) Except as described in Item 5, below, none of the Reporting Persons have been involved in any transactions related to the shares of the Issuer's common stock owned by the Reporting Persons that were ected in the past sixty (60) days.


(d) No other person holds the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are the subject of this Schedule 13D.


ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

BACKGROUND. Effective December 22, 2000, the Reporting Persons and certain other shareholders of the Issuer entered into an Option Agreement under which such persons granted to a third party an option to purchase a total of 9,750,000 shares of the Issuer's common stock. The Option Agreement subsequently was terminated ab initio. This Schedule 13D amends the 13D's previously filed by the Reporting Persons in connection with the Option Agreement and its termination.

NEW AGREEMENTS. On or about May 1, 2001, the Reporting Persons executed and deliverd a Stock Redemption Agreement dated April 25, 2001 (the "Redemption Agreement") under which, at and contingent upon the closing of a related Stock Exchange and Finance Agreement dated April 25, 2001 (the "Exchange Agreement"), the Issuer will redeem a total of 5,500,000 shares of the Issuer's common stock held by the Reporting Persons, at a cash price of $0.04 per share. Copies of the Redemption Agreement and the Exchange Agreement are attached as Exhibit 1 and
Exhibit 2 to this Schedule 13D, respectively.

JOINT FILING AGREEMENT. Pursuant to Rule 13d-1(k), the Reporting Persons entered into an agreement with respect to the joint filing of this amendment, which agreement (i) was attached to and filed with the original Schedule 13D to which this Amendment No. 3 relates, and (ii) is incorporated herein by reference.

NO OTHER ARRANGEMENTS. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO.: 24021M-10-6                13D                    Page 12 of 55 Pages


ITEM 6.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1:        Stock Redemption Agreement

         Exhibit 2:        Stock Exchange and Finance Agreement





                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 3, 2001

                                /s/ Daniel Steunenberg
                                ------------------------------------------------
                                Daniel Steunenberg, individually and as
                                Attorney-in-fact for the other Reporting Persons

CUSIP NO.: 24021M-10-6                13D                    Page 13 of 55 Pages


                                  - EXHIBIT 1 -



                           STOCK REDEMPTION AGREEMENT


THIS STOCK REDEMPTION AGREEMENT ("Agreement") is made and entered into in duplicate this 25th day of April, 2001, by and between DBS Holdings Inc. ("DBS"), a Nevada corporation ("Corporation"), and the DBS shareholders listed on the Schedule "A" execution page hereto ("Shareholder").


                                    RECITALS


A. The Shareholder is the owner of the shares ("Subject Shares") set forth in Schedule "A" of $0.001 par value common stock issued by the Corporation;

B. On or about the date of this Agreement, the Corporation has entered into a Stock Exchange and Finance Agreement (the "Transaction") with M-I Vascular Innovations Inc, a Delaware corporation which has required, as a condition of effecting a business arrangement with the Corporation, that the Corporation effect a reorganization to alter its issued capital by redemption of capital and each Shareholder has agreed to participate in the reorganization by agreeing hereby to the redemption of the Subject Shares at $0.04 per Subject Share and each Shareholder agrees that the redemption price is a fair and reasonable price and return on investment and that such redemption is a fair and reasonable condition and in the best interests of the Shareholder to permit the Corporation to be able to effect the Transaction;

C. In connection with the closing and consummation of the Transaction, the Corporation desires to redeem and purchase the Subject Shares from the Shareholder, and the Shareholder desires to sell, on the terms and subject to the conditions specified in this Agreement;

D. In connection with the closing and consummation of the Transaction, the Shareholder desires to sell, assign, transfer, convey, surrender, deliver and set over the Subject Shares to the Corporation, on terms and subject to the conditions specified in this Agreement.


NOW, THEREFORE, IN CONSIDERATION OF THE RECITALS SPECIFIED ABOVE THAT SHALL BE DEEMED TO BE A SUBSTANTIVE PART OF THIS AGREEMENT, AND THE MUTUAL COVENANTS, PROMISES, UNDERTAKINGS, AGREEMENTS, REPRESENTATIONS AND WARRANTIES SPECIFIED IN THIS AGREEMENT AND OTHER GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED, WITH THE INTENT TO BE OBLIGATED LEGALLY AND EQUITABLY, THE PARTIES DO HEREBY COVENANT, PROMISE, AGREE, REPRESENT AND WARRANT AS FOLLOWS:

CUSIP NO.: 24021M-10-6                13D                    Page 14 of 55 Pages



1. INCORPORATION OF THE RECITALS. The Recitals of this Agreement, specified above, by this reference, are made a part of this Agreement as though specified completely and specifically at length in this Agreement.

2. REDEMPTION OF SUBJECT SHARES. On the terms and subject to all of the conditions specified by the provisions of this Agreement and in connection with and subject to the closing and consummation of the Transaction, the Shareholder hereby forever and irrevocably sells, assigns, transfers, surrenders, conveys, delivers and sets over to the Corporation, and Corporation hereby purchases and redeems from the Shareholder, the Subject Shares, by the Shareholder surrendering and delivering to the Corporation the certificate or certificates representing and evidencing the Subject Shares, duly endorsed for transfer or accompanied by stock powers duly executed by the Shareholder.

3. CONSIDERATION. As the consideration for the Shareholder's surrender and sale, and the Corporation's purchase and redemption, of the Subject Shares, the Corporation shall pay and deliver to Shareholder, on the date of closing of the Transaction, or as otherwise provided therein, a payment in the amount of $0.04 per Subject Share.

4. SHAREHOLDER'S REPRESENTATIONS, WARRANTIES AND COVENANTS. The Shareholder represents and warrants to the Corporation and covenants with the Corporation the following, the truth and accuracy of each of which shall constitute a condition precedent to the obligations of the Corporation pursuant hereto:

     4.1 Validity of Agreement. This Agreement is valid and obligates the Shareholder.

     4.2 Share Ownership. The Shareholder is the owner, free and clear of any encumbrances, of the Subject Shares. The Shareholder has full and complete right and authority to transfer, sell, surrender, assign and convey the Subject Shares to the Corporation.

     4.3 Brokerage and Finder's Fees. The Shareholder has not incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees or commissions with respect to the transaction contemplated by the provisions of this Agreement.

     4.4 Voluntary Nature of Transaction. The surrender and sale by the Shareholder to the Corporation of the Subject Shares is made freely and voluntarily by the Shareholder. The Shareholder, in selling and surrendering the Subject Shares to the Corporation, is not acting under fraud, duress, menace or undue influence. The Shareholder agrees that the redemption price is a fair and reasonable price.

     4.5 Acquisition of M-I Vascular Innovations Inc. The Shareholder (A) is aware that the Corporation will be acquiring M-I Vascular Innovations Inc. and that such may or will result in a material increase in the value of the shares of the Corporation, (B) has received or is sufficiently aware of the issues and business of M-I Vascular Innovations Inc.to be able to make his or her own decision and makes no reliance on the Corporation for any disclosure, and (C) has agreed to the redemption in order to permit the Corporation to effect an acquisition of M-I Vascular Innovations Inc., which would not occur but for the within agreement for redemption.

CUSIP NO.: 24021M-10-6                13D                    Page 15 of 55 Pages


5. CORPORATION'S REPRESENTATIONS AND WARRANTIES. The Corporation represents and warrants to the Shareholder and covenants with the Shareholder the following, the truth and accuracy of each of which shall constitute a condition precedent to the obligations of the Shareholder pursuant hereto:

     5.1 Validity of Agreement. This Agreement is valid and obligates the Corporation. The Corporation has full and complete power and authority to redeem the Subject Shares, as contemplated by the provisions of this Agreement.

     5.2 Brokerage and Finder's Fees. The Corporation has not incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees or commissions with respect to the transactions contemplated by the provisions of this Agreement.

     5.3 Voluntary Nature of Transaction. The Corporation's agreement to enter into the transaction contemplated by the provisions of this Agreement is made freely and voluntarily by the Corporation. The Corporation in redeeming the Subject Shares is not acting under fraud, duress, menace or undue influence.

6. PROHIBITION OF CERTAIN EVENTS. Anything contained in this Agreement to the contrary notwithstanding, the Shareholder(s), until Closing and re-registration of the Shares, agree and shall use their best efforts (including not voting for and voting against) to cause the Corporation not to: (a) merge or consolidate into any other corporation (other than a merger in which the Corporation is the surviving corporation); (b) enter into any share exchange except with M-I and/or its stockholders; (c) enter into any agreement to transfer all or substantially all of the assets of the Corporation; (d) dissolve, liquidate or wind up the Corporation; (e) issue, or agree to issue, any shares of its capital stock or rights to acquire such stock (except upon exercise of previously issued and outstanding warrants); (f) incur any debt out of the ordinary course of business; or (g) enter into any new business or suffer any material change in its financial condition or business; provided, however, the above restrictions shall not apply to any approved transaction between or consented to by all of the Corporation and M-I .

7. TRANSFERABILITY. This Agreement may not be assigned, pledged, hypothecated, sold or otherwise transferred or encumbered by the Purchaser. This Agreement may and shall be assigned by the Shareholder(s) to any successor owner(s of the Shares, which owners shall be bound by this Agreement.

8. RECOVERY OF LITIGATION COSTS. If any legal or equitable action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover reasonable attorneys' fees and other costs incurred in such action or proceeding, in addition to any other relief to which it may be entitled.

CUSIP NO.: 24021M-10-6                13D                    Page 16 of 55 Pages


9. GOVERNMENTAL RULES AND REGULATIONS. The provisions of this Agreement and the Transaction are subject to any and all present and future orders, rules and regulations of any duly constituted authority having jurisdiction of the transaction contemplated by the provisions of this Agreement.

10. NOTICES. All notices, requests, claims, demands and other communications to be given pursuant to the provisions hereof by any party to this Agreement to any other party to this Agreement may be effected by personal delivery in writing or by registered or certified mail, postage prepaid, return receipt requested, and shall be deemed communicated as of one business day from mailing. Mailed notices shall be addressed as set forth below; provided, however, each party to this Agreement may change its address by written notice in accordance with the provisions of this paragraph:

If to the Shareholder:   at the address set forth in the registry of the
                         Corporation

If to the Corporation:

                         Robert C. Montgomery
                         Ducker, Montgomery, Lewis & Aronstein, P.C.
                         1560 Broadway, Suite 1400
                         Denver, CO  80202

11.  COUNSEL AND POWER OF ATTORNEY.

(a) Each of the Shareholders acknowledges that he/she/it has been instructed to retain separate counsel and either has done so or has affirmatively elected to disregard that advice.

(b) Each of the Shareholders hereby appoints Daniel Steunenberg and Eli Stratulat (the "Shareholder Representatives"), and each of the Shareholder Representatives individually, with full power of substitution, as such Shareholder's true and lawful agent and attorney-in-fact for the purposes of

          i. executing and delivering such stock powers and other documents, and taking such other actions, in the Shareholder's name and on his behalf, as such Shareholder Representative(s) may deem necessary or appropriate to effect the Closing of M-I Vascular Innovations Inc. and to sell, transfer and convey to the Corporation such Shareholder's Subject Shares; and

          ii. executing, delivering and filing on behalf of such Shareholder, with the appropriate Canadian and U.S. regulatory authorities, such instruments as the Shareholder Representative(s) and their counsel deem necessary or appropriate to implement the transactions contemplated by this Agreement.

12. ENTIRE AGREEMENT. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties to this Agreement with respect to the subject matter of this Agreement and specifies all the covenants and

CUSIP NO.: 24021M-10-6                13D                    Page 17 of 55 Pages


agreements between those parties with respect thereto, and each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party which are not embodied herein, and that any other agreement, statement, or promise concerning the subject matter of this Agreement shall be of no force or effect except in a subsequent modification in writing signed by the party to be charged.

13. SEVERABILITY. In the event any part of this Agreement, for any reason, is declared to be invalid, such decision shall not affect the validity of any remaining portion of this Agreement, which remaining portion shall remain in full force and effect as if this Agreement had been executed with the invalid portion thereof eliminated, and it is hereby declared the intention of the parties to this Agreement that those parties would have executed the remaining portion of this Agreement without including any such part, parts, or portion which, for any reason, may be hereafter declared invalid.

14. CAPTIONS AND INTERPRETATIONS. Captions of the paragraphs of this Agreement are for convenience and reference only, and the words contained in those captions shall in no way be held to explain, modify, amplify or aid in the interpretation, construction or meaning of the terms, conditions and provisions of this Agreement. The language and all parts to this Agreement, in all cases, shall be construed in accordance with the fair meaning of that language and those parts and as if that language and those parts were prepared by all parties and not strictly for or against any party. Each party and counsel for such party have reviewed this Agreement and participated in the negotiation and drafting of this Agreement. The rule of construction, which requires a court to resolve any ambiguities against the drafting party, shall not apply in interpreting the provisions of this Agreement.

15. FURTHER ASSURANCE. Each party to this Agreement hereby agrees to take any and all action necessary or appropriate to execute and discharge its responsibilities and obligations created pursuant to the provisions of this Agreement and to further effectuate and carry out the intents and purposes of this Agreement and the transactions contemplated hereby.

16. NUMBER AND GENDER. Whenever the singular number is used in this Agreement, and when required by the context, the same shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders, and vice versa; and the word "person" shall include individual, company, sole proprietorship, corporation, joint venture, association, joint stock company, fraternal order, cooperative, league, club, society, organization, trust, estate, governmental agency, political subdivision or authority, firm, municipality, congregation, partnership, or other form of entity.

17. EXECUTION IN COUNTERPARTS. This Agreement may be executed in several counterparts and, when so executed, those counterparts shall constitute one agreement which shall obligate all parties to this Agreement, notwithstanding that all parties to this Agreement are not signatory to the original and same counterpart.

CUSIP NO.: 24021M-10-6                13D                    Page 18 of 55 Pages


18. SUCCESSORS AND ASSIGNS. This Agreement and each of its provisions shall obligate the heirs, executors, administrators, successors, and assigns of each of the parties hereto. No provisions of this paragraph, however, shall be a consent to the assignment or delegation by any party to this Agreement of its respective rights and obligations created pursuant to the provisions of this agreement.


IN WITNESS WHEREOF, the parties to this Stock Redemption Agreement have executed in duplicate this Agreement of the date first above written.



DBS HOLDINGS INC.


/s/  Daniel Steunenberg, President
-----------------------------------
AUTHORISED SIGNATORY

CUSIP NO.: 24021M-10-6                13D                    Page 19 of 55 Pages


                                  SCHEDULE "A"

                EXECUTION PAGE TO THE STOCK REDEMPTION AGREEMENT



Redeeming Shareholders         Number Redeemed              Signature
----------------------         ---------------              ---------


Madeline Stanley                    800,000            /s/  Madeline Stanley
                                                      --------------------------


Ken Paul                            800,000            /s/  Ken Paul
                                                      --------------------------


Irma Paul                           800,000            /s/  Irma Paul
                                                      --------------------------


Eli Stratulat                       850,000            /s/  Eli Stratulat
                                                      --------------------------


Alex Basic                          500,000            /s/  Alex Basic
                                                      --------------------------


Dan Steunenberg                   1,000,000           /s/  Daniel Steunenberg
                                                      --------------------------


Chansu Financial, Inc.              750,000            /s/  Eleanor Calderwood
                                                      --------------------------
                                                      Per: Authorized Signatory
                                  ---------
Total                             5,500,000

CUSIP NO.: 24021M-10-6                13D                    Page 20 of 55 Pages


                                  - EXHIBIT 2 -



                      STOCK EXCHANGE AND FINANCE AGREEMENT
                      ------------------------------------

THIS AGREEMENT (the "Agreement"), dated and effective as of April 25, 2001 by and among:

     M-I Vascular Innovations, Inc. ("M-I"), a corporation organized and existing under the laws of the State of Delaware, and

     Each of the certain holders of the common stock of M-I (the "M-I Stockholders"), whose names are set forth on the signature pages of this Agreement and

     DBS Holdings Inc. ("DBS"), a corporation organized and existing under the laws of the State of Nevada. Certain capitalized terms in this Agreement are defined in Section 11.11.

RECITALS:


A. M-I and each of the M-I Stockholders executing hereto desire that the outstanding shares of M-I's $.001 par value common stock (the "M-I Stock") set forth in Schedule "A" (representing approximately 81.12% of the issued stock of M-I) be exchanged for one share of the $.001 par value common stock of DBS (the "DBS Stock") for each uncontested share of M-I Stock on Schedule "A" The exchange will be made first to US and non-Canadian shareholders. Thereafter the exchange will be made with Canadian shareholders in compliance with Canadian law and in accordance with filing procedures required by regulators.

B. Each of the outstanding or promised warrants and options to purchase M-I common stock owned by or owed to the M-I Stockholders and their affiliates, if any (the "MIV Convertibles"), and each of the MIV Convertibles of the remaining M-I shareholders of Schedule "A" shall be exchanged for comparable warrants or options to purchase an equal number of shares of DBS stock (the "DBS Convertibles") of M-I Stockholders accepting the exchange.

C. DBS desires to issue the DBS Stock in exchange (the "Stock Exchange") for the M-I Stock.

D. In connection with the Stock Exchange, each of the stockholders of DBS listed on Schedule "B" hereto (the "Redeeming Stockholders") will enter into a Redemption Agreement (a "Redemption Agreement") under which DBS will purchase from the Redeeming Stockholders the number of shares of DBS stock indicated on Schedule B, for cash in the amount of US$0.04 / share (a total of 5,500,000 DBS shares redeemed) and such redemption to occur upon closing.

E. DBS will raise up to $5,000,000US, but not less than $3,000,000US, at a price acceptable to the board of M-I per share or unit of DBS for investment into M-I after DBS's transaction expenses and such will be invested at the time of Closing at $0.05 per share into M-I (if M-I has insufficient authorized capital then the investment shall be made for the remainder of the authorized capital and the rest of the invested capital shall be by convertible debenture, convertible on demand at $0.05 per share or payable on demand).

WHEREFORE THE PARTIES HERETO AGREE, in consideration of the mutual covenants, agreements, representations and warranties herein contained (the sufficiency of

CUSIP NO.: 24021M-10-6                13D                    Page 21 of 55 Pages


which is acknowledged), and for the purpose of setting forth certain terms and conditions of the Stock Exchange, and the mode of carrying the same into effect, M-I, each of the M-I Stockholders herein executing and DBS hereby agree as follows:

                                    ARTICLE I
                               STOCK EXCHANGE AND
                                COVENANTS OF DBS

1.01. AGREEMENT TO EXCHANGE SHARES. Subject to the terms and conditions of this Agreement, on the Effective Date (as defined in Section 9.02 hereof) the M-I Stockholders agree:

(a) to tender or cause to be tendered the M-I Stock to be exchanged for one share of the DBS Stock for each share of M-I Stock tendered;
(b) the M-I Stockholders agree to tender and cause their affiliates to tender the MIV Convertibles, to be exchanged at the rate of one DBS Convertible for each MIV Convertible so tendered, with each such DBS Convertible to be exercisable at the same price, during the same period, and subject to the same vesting schedule and other conditions as in the MIV Convertible for which it is exchanged (provided, however, that such DBS Convertibles shall not become exercisable unless and until DBS' A&R Articles described in ss.4.07 below are duly adopted by DBS).

1.02. EXCHANGE AND SURRENDER. At the Closing (as defined in Section 9.01 hereof), each M-I Stockholder accepting and eligible for the Stock Exchange shall surrender to DBS the duly endorsed certificate or certificates and duly endorsed MIV Convertibles representing all of that M-I Stockholder's shares of M-I Stock and MIV Convertibles. Upon such surrender, each M-I Stockholder shall receive in exchange therefore certificates evidencing the number of shares of the DBS Stock for which the M-I Stock evidenced by the certificate or certificates surrendered shall have been exchanged as provided in Section 1.01. In the event that at such time DBS has insufficient authorized capital for the financing and other needs herein contemplated at Closing then the M-I Stockholders shall accept letters of undertaking for the issuance of stock upon acquiring an increase of authorized capital.

1.03 REDEMPTION OF SHARES. DBS, as a condition of Closing for M-I, shall cause the Redeeming Stockholders of Schedule "B" to execute Redemption Agreements of the form agreed by DBS and M-I and the Redeeming Stockholders shall tender an aggregate of 5,500,000 shares of DBS Stock in consideration only of the payment of $0.04 per share of surrendered DBS stock and shall surrender the said stock to treasury of DBS which shall become eligible, in accordance with law, for reissue by DBS as part of its authorized capital.

1.04 EXCHANGE OFFER TO NON-EXECUTING ELIGIBLE M-I STOCKHOLDERS. As soon as possible after execution hereof at the demand of M-I but subject to availability of financing hereafter contemplated available for Closing, DBS warrants that it shall make a qualifying offer (qualifying in accordance with the laws of each jurisdiction) to the uncontested M-I Stockholders of Schedule "A" who have not signed this Agreement offering such M-I Stockholders the right to exchange their M-I Stock for DBS Stock at a ratio of one share of M-I Stock for each share of DBS Stock and one DBS Convertible for each MIV Convertible. It is acknowledged that DBS does not have sufficient authorized capital to immediately make an offer to all M-I Stockholders of Schedule "A" and accordingly DBS shall make pro-rata offers on an undertaking to issue and deliver upon sufficient capitalization.

CUSIP NO.: 24021M-10-6                13D                    Page 22 of 55 Pages


1.05 CONVERSION OF OPTIONS AND WARRANTS. Any MIV Convertibles owned by the M-I Shareholders executing hereto and by M-I Shareholders of Schedule "A" accepting the exchange offer and that is outstanding and remains unexpired or has been promised and still in effect immediately prior to the Closing shall be converted on the Closing Date, or as soon thereafter as reasonably possible, into DBS Convertibles and the terms and conditions of a converted option or warrant shall be substantially identical to the terms and conditions of the original option or warrant, subject to restriction as to exercise in respect to DBS' A&R Articles amendment described in ss.4.07 below but shall be deferred as to exercise until DBS shall have sufficient authorized capital.

1.06 DBS COVENANTS. At or prior to the Closing DBS covenants that it shall have effected or acquired approval for or be effecting and deliver DBS to the new board at Closing with the following in process:

(a) Board of Directors. Such persons presented by resolution of the majority of the Board of Directors of M-I shall be appointed as directors of DBS and the incumbent directors shall resign as directors of DBS.

(b) DBS Name Change. DBS shall have acquired approval of shareholders to change the name of DBS to MIVI Therapeutics Inc. or such other name as the M-I board may determine and shall be in the process of preparing or filing necessary documentation with regulators to effect the same.

(c) DBS Capital Alteration. DBS shall have acquired approval of shareholders to change the authorized capital to one hundred million shares and shall be in the process of preparing or filing necessary documentation with regulators to effect the same.

(d) DBS Finance. DBS shall reserve sufficient authorized capital to effect a finance of at least $3,000,000US and up to $5,000,000US on or before Closing and shall advance funds thereof to M-I as an inter-corporate loan or capital subscription on the terms set forth in the pre-amble hereto (and made a part hereof), all at the direction and approval of the board of M-I.

1.07 PREAMBLE. The preamble of this Agreement is hereby incorporated as terms of this Agreement.

                                   ARTICLE II
                      REPRESENTATIONS AND WARRANTIES OF DBS

DBS hereby represents and warrants to M-I and each of the M-I Stockholders as follows:

2.01. CORPORATE ORGANIZATION. DBS is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; has full corporate power and authority to carry on its business as it is now being conducted and to own, lease operate its properties and assets; is duly qualified or licensed to do business as a corporation in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such licensing or qualification, and has heretofore delivered to M-I complete and correct copies of its charter and bylaws, as presently in effect.


2.02. CAPITALIZATION. As of the date of this Agreement, the authorized capital stock of DBS consists of 20,000,000 shares of common stock, $.001 par value per share. As of the date of this Agreement, 10,860,000 shares of such common stock are issued and outstanding. All issued and outstanding shares of the common

CUSIP NO.: 24021M-10-6                13D                    Page 23 of 55 Pages


stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are also outstanding warrants to purchase shares of common stock of DBS and options to purchase shares of common stock of DBS, in each case, held by the persons listed in Schedule "D" and such also indicates the terms and exercise price of such warrants and options. Except as set forth above, as of the date of this Agreement, there are no shares of capital stock or other securities of DBS outstanding; there are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any capital stock of DBS and there are no contracts, commitments, understandings, arrangements or restrictions by which DBS is bound to issue any additional shares of its capital stock.

2.03. AUTHORIZATION. DBS has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The Board of Directors of DBS has taken all action required by law, its Articles of Incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and no other corporate action is necessary. This Agreement is a valid and binding obligation of DBS enforceable in accordance with its terms, except to the extent that: (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization and similar laws of general application affecting the rights and remedies of the parties, and (ii) the enforce ability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts.

2.04. NO VIOLATION. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (a) violate any provision of the Articles of Incorporation or Bylaws of DBS, (b) violate, or be in conflict with, or constitute a default (or an event which, with or without due notice or lapse of time, or both, would constitute a default) under, or cause or permit the acceleration of the maturity of any debt, obligation, contract, commitment or other agreement to which DBS is a party, (c) result in the creation or imposition of any mortgage, pledge, lien, security interest, encumbrance or charge of any kind, upon any property or assets of DBS under any debt, obligation, contract, agreement or commitment to which DBS is a party or by which DBS is bound, or (d) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

2.05. CONSENTS AND APPROVALS OF GOVERNMENT AUTHORITIES. Except for any requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by DBS and the consummation of the transactions contemplated thereby.

2 06. FINANCIAL STATEMENTS. DBS has previously furnished to M-I a consolidated balance sheet of DBS and its Subsidiaries as at its last fiscal year at February 28, 2000 ("DBS Balance Sheet"). and consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended, all examined and accompanied by the unqualified report of its auditors. All of such financial statements are in accordance with the books and records of DBS. The above consolidated balance sheets and the notes thereto are complete and fairly present the consolidated assets, liabilities and financial condition of DBS as of the respective dates thereof, and the consolidated statements of income, changes in stockholders' equity and changes in financial position and the notes thereto are complete and fairly present the results of the operations for the periods therein referred to, all in accordance with generally accepted accounting principles consistently followed throughout the periods involved. There have been no material changes since the date of such DBS Balance Sheet.

CUSIP NO.: 24021M-10-6                13D                    Page 24 of 55 Pages


2.07. NO UNDISCLOSED LIABILITIES OR OBLIGATIONS. DBS has no liabilities or obligations of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due) (herein "liabilities") except (a) liabilities which are fully reflected or reserved against in the DBS Balance Sheet, (b) liabilities arising in the ordinary course of business since the date of the DBS Balance Sheet, none of which are material individually or in the aggregate, and
(c) attorneys' fees and other liabilities incurred in connection with the transactions contemplated by this Agreement.

2.08. ABSENCE OF CERTAIN CHANGES. Since the date of the DBS Balance Sheet, DBS has not:

(a) Suffered any material adverse change in its financial condition, working capital, assets, liabilities, reserves, business, operations or prospects;

(b) Suffered any loss, damage, destruction or other casualty materially and adversely affecting any of the properties, assets or business of DBS (whether or not covered by insurance);

(c) Borrowed or agreed to borrow any funds or incurred, or assumed or became subject to, whether directly or by way of guarantee of otherwise, any obligation or liability ;

(d) Paid, discharged or satisfied any claims, liabilities or obligations other than (i) obligations reflected or reserved against in the DBS Balance Sheet, (ii) obligations incurred in connection with the transactions contemplated by this Agreement, and (iii) obligations incurred in the ordinary course of business and consistent with past practice;

(e) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

(f) Written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice, none of which is material;

(g) Canceled any debts or waived any claims or rights of substantial value, or sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

(h) Licensed, disposed of or permitted to lapse any rights to the use of any patent, trademark, trade name, technology, process, or other intangible asset, copyright, or disposed of or disclosed to any person any trade secret, formula, technology, process or know-how theretofore a matter of public knowledge;

(i) Granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee;

(j) Made any capital expenditure or commitment for additions to property, plant or equipment;

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(k)  Declared,  paid or set aside for payment any dividend or other distribution in respect of its capital stock or, directly or indirectly, redeemed, purchased or otherwise acquired any shares of its capital stock or other securities;

(l)  Made any change in any method of accounting or accounting practice;

(m) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with any of its officers or directors or any Affiliate or Associate of any of its officers or directors;

(n) Entered into any other transaction, contract or commitment other than in the ordinary course of business;

(o) Been subject to any other event or condition of any character that has or might reasonably have a material and adverse effect on the financial condition, business, assets or properties of DBS; or

(p) Agreed, whether in writing or otherwise, to take any action described in this Section 2.08.

2.09. TITLE TO PROPERTIES; ENCUMBRANCES. DBS has good and marketable title to, or a valid leasehold interest in, all its properties and assets (real, personal and mixed, tangible and intangible), including without limitation, all the properties and assets reflected in the DBS Balance Sheet (except for properties and assets sold since the date of the DBS Balance Sheet in the ordinary course of business and consistent with past practice), and all the properties and assets purchased or otherwise acquired by DBS since the date of the DBS Balance Sheet. All such properties and assets reflected in the DBS Balance Sheet have a fair market or realizable value at least equal to the value thereof as reflected therein, and none of such properties or assets is subject to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind except the following: (a) liens shown on the DBS Balance Sheet securing specified liabilities or obligations with respect to which no default exists;;
(b) minor imperfections of title, if any, none of which (individually or in the aggregate) is substantial in amount, materially detracts from the value or impairs the existing use of the property subject thereto, or impairs the operations of DBS; and (dc liens for current taxes not yet due and payable.

2.10. LITIGATION. There is no legal, administrative, arbitration or other proceeding, claim, or action of any nature or investigation pending or threatened against or involving DBS, or which questions or challenges the validity of this Agreement, or any action taken or to be taken by DBS pursuant to this Agreement or in connection with the transactions contemplated hereby; and DBS does not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim or action of any nature. DBS is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

2.11. TAX RETURNS. DBS has duly filed all federal, state, local and foreign tax reports and returns required to be filed by it and, has duly paid all taxes and other charges due or claimed to be due from it by federal, state, local or foreign taxing authorities; the reserves for taxes reflected in the DBS Balance Sheet are adequate; and there are no tax liens upon any property or assets of DBS. The consolidated federal income tax returns of DBS, and the federal income tax returns of each Subsidiary of DBS obligated to file a federal income tax return whose results of operations are not consolidated in the federal income

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CUSIP NO.: 24021M-10-6                13D                    Page 26 of 55 Pages


tax returns of DBS, have been examined by the Internal Revenue Service for all periods to and including those expressly set forth in a DBS Disclosure Schedule; and, except to the extent shown therein, all deficiencies asserted as a result of such examinations have been paid or finally settled and no issue has been raised by the Internal Revenue Service in any such examination which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. Further, no state of facts exists or has existed which would constitute grounds for the assessment of any further tax liability with respect to the periods which have not been audited by the Internal Revenue Service or the applicable state, local or foreign tax authorities. All deficiencies and assessments resulting from examination of state, local and foreign tax returns and reports of DBS have been paid. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state, local or foreign tax return or report for any period.

2.12. BENEFIT PLANS. Neither DBS nor any subsidiary of DBS maintains or contributes to, or has maintained or contributed to any "employee pension benefit plan" as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Neither DBS nor any Subsidiary of DBS maintains a welfare, pension or other employee benefit plan outside the United States. Except as set forth in a DBS Disclosure Schedule, neither DBS nor any subsidiary of DBS maintains or contributes to any "employee welfare benefit plan" ("DBS Welfare Plans"), as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, and each such DBS Welfare Plan is in material compliance with the provisions of ERISA. Except as set forth in a DBS Disclosure Schedule, neither DBS nor any subsidiary of DBS maintains any bonus, incentive compensation, deferred compensation, stock option or stock purchase or other fringe benefit plan, whether formal or informal.

2.13. BANK ACCOUNTS. Prior to Closing DBS shall set forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which DBS maintains accounts of any nature and the names of all persons authorized to draw thereon or make withdrawals therefrom.

2.14.  CONTRACTS AND COMMITMENTS; NO DEFAULT.

(a)  Except as set forth in a DBS Disclosure Schedule:

     (i) DBS has no employment agreement with any officer, employee or agent, nor any agreement that contains any severance or termination pay liabilities or obligations;

     (ii) DBS has no employee to whom it is paying remuneration for services rendered or commissions.

     (iii) DBS has no collective bargaining or union contracts or agreements;

     (iv) DBS is not restricted by agreement from carrying on its business or any part thereof anywhere in the world or from competing in any line of business with any person;

     (v) DBS has no debt obligation for borrowed money, including guarantees of or agreements to acquire any such debt obligation of others;

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CUSIP NO.: 24021M-10-6                13D                    Page 27 of 55 Pages


     (vi) DBS has no outstanding loan to any person;

     (vii) DBS has no obligation or liability as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person;

     (viii) DBS is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person;

     (ix) DBS is not a party to any agreement, contract, commitment or loan to which any of its officers or directors or any Affiliate of DBS or its officers and directors is a party;

     (x) There are no outstanding sales or purchase contracts, commitments or proposals of DBS;

     (xi) DBS is not a party to any purchase or sale contract or agreement;

     (xii) DBS is not under any  liability  or  obligation  with  respect to the
return  of  inventory  or  merchandise   in  the   possession  of   wholesalers,
distributors, retailers or other customers;

     (xiii) DBS has not given any irrevocable power of attorney to any person, firm, corporation or other entity for any purpose whatsoever, except the appointment of agents to accept service of process.

(b) True and complete copies of all documents (including all amendments thereto) referred to in Section 2.14(a) have either been delivered to M-I or shall be delivered upon request. All contracts, agreements, commitments or restrictions referred to in Section 2.14(a) are valid and enforceable in accordance with their respective terms; DBS is not in default in the performance of any of its obligations thereunder; no event of default has occurred which (whether with or without notice, lapse of time, or both, or the happening or the occurrence of any other event) would constitute a default thereunder and, to the best knowledge of DBS, all other parties thereto are not in default thereunder.

2.15.  LABOR DIFFICULTIES.

(a) DBS is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and, is not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against DBS pending or threatened before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or directly affecting DBS; (d) no union representation question exists respecting the employees of DBS; (e) no grievance which might have a material adverse effect on DBS or the conduct of its business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefor exist; (f) no collective bargaining agreement which is binding on DBS restricts it from relocating or closing any of its operations; and (g) DBS has not experienced any material work stoppage or other material labor difficulty.

2.16. SEC REPORTS. The registration statement on Form 10-SB filed by DBS with the Commission and all reports and proxy statements required to be filed since such registration by DBS with the Commission pursuant to the Exchange Act: (i) have been filed, (ii) were prepared in all material respects in accordance with the requirements of the Exchange Act and the rules and regulations thereunder,

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and (iii) none of such  registration  statements,  reports  or proxy  statements contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

2.17. PERMITS AND OTHER OPERATING RIGHTS. DBS does not require the consent of any third Person to permit it to operate its business in the manner in which it presently is being conducted, and possesses all permits and other authorizations from third Persons, including without limitation, federal, foreign, state and local governmental authorities, presently required by applicable provisions of law, including statutes, regulations and existing judicial decisions, and by the property and contract rights of third Persons, necessary to permit it to operate its business in the manner in which it presently is being conducted.

2.18. COMPLIANCE WITH LAW. DBS is in compliance in all material respects with all laws, regulations and orders applicable to its business, including, without limitation, applicable environmental, anti-pollution, building, zoning or health laws, ordinances and regulations in respect of its plants, structures and equipment. DBS has not received any notification that it is in violation of any such laws, regulations or orders and no such violation exists. Neither DBS no any employee or agent of DBS has made any payments to any Persons, which payments violate any statute or law or are required to be disclosed under applicable disclosure policies of the Commission.

2.19. DISCLOSURE. No representations or warranties by DBS in this Agreement, no filings with regulators or other government agencies and no statement contained in any document (including, without limitation, financial statements and a DBS Disclosure Schedule), certificate, or other writing furnished or to be furnished by DBS to M-I pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contain or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. There are no facts known to DBS which, either individually or in the aggregate, could materially adversely affect or involve any substantial possibility of having a material adverse effect upon the condition (financial or otherwise), results of operations, assets, liabilities or business of DBS, which have not been disclosed in this Agreement, or otherwise in writing to M-I.

2.20. BEST EFFORTS. DBS shall employ best efforts, due diligence, and good faith in the performance of this Agreement and shall conduct and conclude this Agreement with the intent of effecting the Closing and the objectives hereof to the fullest extent and in accordance with the intention of this Agreement.



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                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF M-I

M-I hereby represents and warrants to DBS as follows:

3.01. CORPORATE ORGANIZATION. M-I is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; has full corporate power and authority to carry on its business as it is now being conducted and to own, lease or operate its properties and assets; is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such licensing or qualification, and has heretofore delivered to DBS complete and correct copies of its charter and bylaws, as presently in effect.

3.02. CAPITALIZATION. As of the date of this Agreement, the authorized capital stock of M-I consists of 25,000,000 shares of common stock, $.001 par value per share. As of the date of this Agreement, 15,861,790 shares of such common stock were issued and outstanding, an additional 5,249,300 warrants or options have been issued (collectively as set forth in Schedule "A") and estimates that an additional 1,500,000 M-I Stock (plus attached warrants) may or will be issued or contracted for issue by M-I prior to Closing and will or may contract joint ventures or licenses for up to another 1,600,000 shares. All issued and outstanding shares of the common stock are duly authorized, validly issued, fully paid, nonassessable, uncontested and free of preemptive rights, except for the below referenced shares under litigation. There are also outstanding warrants to purchase shares of common stock of M-I and options to purchase shares of common stock of M-I, in each case, held by the persons listed in Schedule "A" or other disclosure statement ("M-I Disclosure Schedule") to be provided prior to Closing, which may constitute separate documentary advisories and financial statements (including the M-I Balance Sheet as defined below and the latest business plan of M-I). M-I advises, and DBS acknowledges, that approximately 2,967,000 shares (together with potential anti-dilution additions) of M-I owned by Angiocure are under litigation (M-I has issued claim and Angiocure has issued counter-claim) requiring transfer or cancellation and shall not be acquired by DBS (any possible future acquisition, settlement or cancellation to be determined by the board of directors of M-I, or DBS after Closing, in accordance with business determinations and legal advice). Except as set forth above, as of the date of this Agreement, there are no shares of capital stock or other securities of M-I outstanding; there are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any capital stock of M-I and there are no contracts, commitments, understandings, arrangements or restrictions by which M-I is bound to issue any additional shares of its capital stock excepting certain business joint ventures under consideration, including a possible 1,600,000 shares pursuant to preliminary letter of intent with Genemax.

3.03. SUBSIDIARIES AND AFFILIATES. The M-I Disclosure Schedule sets forth: (a) the name of each M-I subsidiary (individually a "Subsidiary" and collectively the "Subsidiaries"); (b) the name of each other corporation, partnership or other entity in which M-I has, directly or indirectly, an equity interest (c) in the case of each corporation specified in (a) and (b) above (i) the jurisdiction of its incorporation; (ii) the capitalization thereof and the percentage of each class of voting capital stock owned directly or indirectly by M-I; (iii) the names and percentage ownerships of all record and beneficial owners of shares of capital stock of each such corporation; (iv) a description of any limitations on the holder's ability to vote or alienate such securities; (v) a description of any outstanding options, warrants or other rights to purchase or acquire securities of such corporations; (vi) a description of any other charge or

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CUSIP NO.: 24021M-10-6                13D                    Page 30 of 55 Pages


impediment which would materially limit or impair the ownership of such entity or interest or the ability effectively to exercise the full rights of ownership of such entity or interest; and (vii) a description of any contracts, commitments, understandings, arrangements or restrictions by which any such corporation is bound to issue any additional shares of its capital stock; and
(d) in the case of each unincorporated entity specified pursuant to (b) above, the equivalent of the information provided pursuant to the preceding clause (c) with respect to corporate entities. Except as set forth in the M-I Disclosure Schedule, all shares of capital stock of each corporation identified in the preceding sentence are owned directly or indirectly by M-I free and clear of all mortgages, pledges, liens, security interests, encumbrances, restrictions or charges of any kind. Each Subsidiary of M-I: (i) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (ii) has full corporate power and authority to carry on its business as it is now being conducted and to own, lease or operates its properties and assets; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which the character or location of the properties and assets owned, leased or operated by it or the conduct of its business requires such licensing or qualification. All of the outstanding capital stock of each Subsidiary of M-I is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. M-I has previously delivered to DBS complete and correct copies of the charter and bylaws of each Subsidiary of M-I, as presently in effect. All references in this Agreement to M-I shall, unless the context indicates otherwise, be deemed to mean M-I and all of its Subsidiaries.

3.04. AUTHORIZATION. M-I has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The Board of Directors of M-I has taken all action required by law, its Certificate of Incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and no other corporate action is necessary. This Agreement is a valid and binding obligation of M-I enforceable in accordance with its terms, except to the extent that: (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization and similar laws of general application affecting the rights and remedies of the parties, and (ii) to enforce ability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts.

3.05. NO VIOLATION. Except as set forth in the M-I Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will: (a) violate any provision of the Certificate of Incorporation or Bylaws of M-I, (b) violate, or be in conflict with, or constitute a default (or an event which, with or without due notice or lapse of time, or both, would constitute a default) under, or cause or permit the acceleration of the maturity of any debt, obligation, contract, commitment or other agreement to which M-I is a party, (c) result in the creation or imposition of any mortgage, pledge, lien, security interest, encumbrance or charge of any kind, upon any property or assets of M-I under any debt, obligation, contract, agreement or commitment to which M-I is a party or by which M-I is bound, or (d) violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

3.06. CONSENTS AND APPROVALS OF GOVERNMENT AUTHORITIES. Except as set forth in the M-I Disclosure Schedule, no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by M-I and the consummation of the transactions contemplated thereby.

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3 07. FINANCIAL  STATEMENTS.  M-I has previously furnished to DBS a consolidated balance sheet of M-I and its Subsidiaries as at May 31, 2000 and consolidated statements of income, changes in stockholders' equity and changes in financial position for the year then ended, all examined and accompanied by the unqualified report of PricewaterhouseCoopers, independent certified public accountants. All of such financial statements are in accordance with the books and records of M-I and its Subsidiaries. The above consolidated balance sheets and the notes thereto are complete and fairly present the consolidated assets, liabilities and financial condition of M-I and its Subsidiaries as of the respective dates thereof, and the consolidated statements of income, changes in stockholders' equity and changes in financial position and the notes thereto are complete and fairly present the results of the operations for the periods therein referred to, all in accordance with generally accepted accounting principles consistently followed throughout the periods involved.

3.08. NO UNDISCLOSED LIABILITIES OR OBLIGATIONS. M-I has no liabilities or obligations of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due) (herein "liabilities") except: (i) liabilities which are fully reflected or reserved against in the May 31, 2000 balance sheet (the "M-I Balance Sheet") which reserves reflected in the M-I Balance Sheet are appropriate and reasonable, (ii) liabilities incurred in the ordinary course of business, or (iii) as set forth in the M-I Disclosure Schedule or permitted to be excepted therefrom by the provisions of this Agreement.

3.09. ABSENCE OF CERTAIN CHANGES. Except as and to the extent set forth in the M-I Disclosure Schedule, since the date of the M-I Balance Sheet, M-I has not:

(a) Suffered any material adverse change in its financial condition, working capital, assets, liabilities, reserves, business, operations or prospects;

(b) Suffered any loss, damage, destruction or other casualty materially and adversely affecting any of the properties, assets or business of M-I (whether or not covered by insurance);

(c) Borrowed or agreed to borrow any funds or incurred, or assumed or became subject to, whether directly or by way of guarantee of otherwise, any obligation or liability ;

(d) Paid, discharged or satisfied any claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities or obligations reflected or reserved against in the M-I Balance Sheet or incurred in the ordinary course of business and consistent with past practice since the date of the M-I Balance Sheet;

(e) Permitted or allowed any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind;

(f) Written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice, none of which is material;

(g) Canceled any debts or waived any claims or rights of substantial value, or sold, transferred, or otherwise disposed of any of its properties or assets (real, personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

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(h)  Licensed,  disposed of or  permitted  to lapse any rights to the use of any patent, trademark, trade name, technology, process, or other intangible asset, copyright, or disposed of or disclosed to any person any trade secret, formula, technology, process or know-how theretofore a matter of public knowledge;

(i) Granted any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee, except for normal periodic increases made pursuant to M-I's established compensation policies;

(j) Declared, paid or set aside for payment any dividend or other distribution in respect of its capital stock or, directly or indirectly, redeemed, purchased or otherwise acquired any shares of its capital stock or other securities;

(k)  Made any change in any method of accounting or accounting practice;

(l) Paid, loaned or advanced any amount to, or sold, transferred or leased any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with any of its officers or directors or any Affiliate or Associate of any of its officers or directors, except for directors' fees, and compensation to officers at rates not exceeding the rates of compensation paid during the fiscal quarter ending May 30, 2000;

(m) Entered into any other transaction, contract or commitment other than in the ordinary course of business;

(n) Been subject to any other event or condition of any character that has or might reasonably have a material and adverse effect on the financial condition, business, assets or properties of M-I; or

(o) Agreed, whether in writing or otherwise, to take any action described in this Section 3.09.

3.10. TITLE TO PROPERTIES; ENCUMBRANCES. Except as set forth in the M-I Disclosure Schedule, M-I has good and marketable title to, or a valid leasehold interest in, all its properties and assets (real, personal and mixed, tangible and intangible), including without limitation, all the properties and assets reflected in the M-I Balance Sheet (except for properties and assets sold since the date of the M-I Balance Sheet in the ordinary course of business and consistent with past practice), and all the properties and assets purchased or otherwise acquired by M-I since the date of the M-I Balance Sheet. Except as set forth in the M-I Disclosure Schedule, all such properties and assets reflected in the M-I Balance Sheet have a fair market or realizable value at least equal to the value thereof as reflected therein, and none of such properties or assets is subject to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind except the following: (a) liens shown on the M-I Balance Sheet securing specified liabilities or obligations with respect to which no default exists; (b) exceptions disclosed in the M-I Disclosure Schedule; (c) minor imperfections of title, if any, none of which (individually or in the aggregate) is substantial in amount, materially detracts from the value or impairs the existing use of the property subject thereto, or impairs the operations of M-I; and (d) liens for current taxes not yet due and payable.

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3.11. PLANTS AND EQUIPMENT.  Except as set forth in the M-I Disclosure Schedule, the plants, structures and equipment of M-I are structurally sound with no material defects and in good operating condition and repair and are adequate for the uses to which they are being put; and none of such plants, structures or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

3.12. LEASES. The M-I Disclosure Schedule contains: (a) an accurate and complete list of all leases pursuant to which M-I leases real property, including for each lease a brief description of M-I's financial obligations under such lease, its expiration date and any renewal terms, and (b) a complete list and description by generic category of all leases pursuant to which M-I leases personal property. All such leases are valid, binding and enforceable in accordance with their terms, and are in full force and effect; except as set forth in the M-I Disclosure Schedule, there are no existing defaults by M-I or the other party thereunder; no event of default has occurred which (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a default thereunder; and all lessors under such leases have consented (where such consent is necessary) to the consummation of the transactions contemplated by this Agreement.

3.13. LITIGATION. Except as set forth in the M-I Disclosure Schedule, there is no legal, administrative, arbitration or other proceeding, claim, or action of any nature or investigation pending or threatened against or involving M-I, or which questions or challenges the validity of this Agreement, or any action taken or to be taken by M-I pursuant to this Agreement or in connection with the transactions contemplated hereby; and M-I does not know or have any reason to know of any valid basis for any such legal, administrative, arbitration or other proceeding, claim or action of any nature or investigation. M-I is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

3.14. TAX RETURNS. M-I has duly filed all federal, state, local and foreign tax reports and returns required to be filed by it and, except as set forth in the M-I Disclosure Schedule, has duly paid all taxes and other charges due or claimed to be due from it by federal, state, local or foreign taxing authorities; the reserves for taxes reflected in the M-I Balance Sheet are adequate; and there are no tax liens upon any property or assets of M-I. The consolidated federal income tax returns of M-I, and the federal income tax returns of each M-I Subsidiary obligated to file a federal income tax return whose results of operations are not consolidated in the federal income tax returns of M-I, have been examined by the Internal Revenue Service for all periods to and including those expressly set forth in the M-I Disclosure Schedule; and, except to the extent shown therein, all deficiencies asserted as a result of such examinations have been paid or finally settled and no issue has been raised by the Internal Revenue Service in any such examination which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. Except as set forth in the M-I Disclosure Schedule, the tax returns of each M-I Subsidiary which is based or incorporated outside of the United States have been examined by the relevant national and local taxing authorities or closed without examination in the jurisdictions of their organization or principal place of business for all periods to and including those expressly set forth in the M-I Disclosure
Schedule and, except to the extent shown therein, all deficiencies and assessments resulting from such examinations of each Subsidiary have been paid or finally settled and no issue has been raised by any of the relevant taxing authorities in any such examination which, by application of similar principles, reasonably could be expected to result in a proposed deficiency for any other period not so examined. Further, no state of facts exists or has existed which would constitute grounds for the assessment of any further tax liability with respect to the periods which have not been audited by the Internal Revenue

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Service  or  the  applicable  state,  local  or  foreign  tax  authorities.  All deficiencies and assessments resulting from examination of state, local and foreign tax returns and reports of M-I and each M-I Subsidiary have been paid. Except to the extent set forth in Paragraph 3.14 of the M-I Disclosure Schedule, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal, state, local or foreign tax return or report for any period.

3.15.  CONTRACTS AND COMMITMENTS; NO DEFAULT.

(a) Except as set forth in the M-I Disclosure Schedule:

     (i) M-I has no collective bargaining or union contracts or agreements;

     (ii) M-I is not restricted by agreement from carrying on its business or any part thereof anywhere in the world or from competing in any line of business with any person;

     (iii) M-I has no debt obligation for borrowed money, including guarantees of or agreements to acquire any such debt obligation of others;

     (iv) M-I has no outstanding loan to any person;

     (v) M-I has no obligation or liability as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any other person;

     (vi) M-I is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person;

     (vii) M-I is not a party to any agreement, contract, commitment or loan to which any of its officers or directors or any Affiliate of M-I or its officers and directors is a party;

     (viii) M-I is not a party to any purchase or sale contract or agreement which continues for a period of more than twelve months (including periods covered by any option to renew by either party);

     (ix) M-I is not under any  liability  or  obligation  with  respect  to the
return  of  inventory  or  merchandise   in  the   possession  of   wholesalers,
distributors, retailers or other customers;

     (x) M-I has not given any irrevocable power of attorney to any person, firm, corporation or other entity for any purpose whatsoever, except the appointment of agents to accept service of process; and

     (xi) Except for agreements, contracts, commitments or restrictions referred to in Subsections 3.15(a)(i)-(x) or the M-I Disclosure Schedule or elsewhere specifically disclosed pursuant to this Agreement, M-I has no agreements, contracts, commitments or restrictions which are material to its business, operations or prospects (for the purpose of this subsection, any agreement, contract, commitment or restriction may be deemed "immaterial" if it may be canceled on 30 days' notice without premium, penalty or forfeiture).

(b) True and complete copies of all documents (including all amendments thereto) referred to in Section 3.15(a) have either been delivered to DBS or shall be

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delivered  upon request or pursuant to the M-I  Disclosure  Schedule.  Except as otherwise disclosed herein or in the M-I Disclosure Schedule, all contracts, agreements, commitments or restrictions referred to in Section 3.15(a) are valid and enforceable in accordance with their respective terms; M-I is not in default in the performance of any of its obligations thereunder; no event of default has occurred which (whether with or without notice, lapse of time, or both, or the happening or the occurrence of any other event) would constitute a default thereunder and, to the best knowledge of M-I, all other parties thereto are not in default thereunder.

3.16. LABOR  DIFFICULTIES.  Except to the extent set forth in the M-I Disclosure
Schedule: (a) M-I is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and, is not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against M-I pending or threatened before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or directly affecting M-I;
(d) no union representation question exists respecting the employees of M-I; (e) no grievance which might have a material adverse effect on M-I or the conduct of its business nor any arbitration proceeding arising out of or under collective bargaining agreements is pending and no claims therefor exist; (f) no collective bargaining agreement which is binding on M-I restricts it from relocating or closing any of its operations; and (g) M-I has not experienced any material work stoppage or other material labor difficulty since its inception.

3.17. PERMITS AND OTHER OPERATING RIGHTS. Except as set forth in the M-I Disclosure Schedule, M-I does not require the consent of any third Person to permit it to operate its business in the manner in which it presently is being conducted, and possesses all permits and other authorizations from third
Persons, including without limitation, federal, foreign, state and local governmental authorities, presently required by applicable provisions of law, including statutes, regulations and existing judicial decisions, and by the property and contract rights of third Persons, necessary to permit it to operate its business in the manner in which it presently is being conducted.

3.18. COMPLIANCE WITH LAW. M-I is in compliance in all material respects with all laws, regulations and orders applicable to its business, including, without limitation, applicable environmental, anti-pollution, building, zoning or health laws, ordinances and regulations in respect of its plants, structures and equipment. Except as set forth in the M-I Disclosure Schedule, M-I has not received any notification that it is in violation of any such laws, regulations or orders and no such violation exists. Neither M-I no any employee or agent of M-I has made any payments to any Persons, which payments violate any statute or law or are required to be disclosed under applicable disclosure policies of the Commission.

3.19. DISCLOSURE. No representations or warranties by M-I in this Agreement and no statement contained in any document (including, without limitation, financial statements and the M-I Disclosure Schedule), certificate, or other writing furnished or to be furnished by M-I to DBS pursuant to the provisions hereof or in connection with the transactions contemplated hereby, contain or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. There are no facts known to M-I which, either individually or in the aggregate, could materially adversely affect or involve any substantial possibility of having a material adverse effect upon the condition (financial or otherwise), results of operations, assets, liabilities or business of M-I, which have not been disclosed in this Agreement, or otherwise in writing to DBS.

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3.20. BEST EFFORTS. M-I shall employ best efforts, due diligence, and good faith in the performance of this Agreement and shall conduct and conclude this Agreement with the intent of effecting the Closing and the objectives hereof to the fullest extent and in accordance with the intention of this Agreement.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                               OF M-I STOCKHOLDERS

Each M-I Stockholder represents and warrants to DBS as follows with respect to himself alone and not jointly and severally:

4.01. AUTHORIZATION. The M-I Stockholder has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby. The M-I Stockholder has taken all action required by law, its charter documents and Bylaws or otherwise (if applicable) to authorize the execution and delivery of this Agreement and the transactions contemplated hereby, and this Agreement is a valid and binding obligation of the M-I Stockholder enforceable in accordance with its terms subject however to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors as well as general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

4.02. OWNERSHIP OF SHARES. The M-I Stockholder owns the number of shares of M-I Stock set forth in Schedule "A". The shares of M-I Stock owned by the M-I Stockholder are owned free and clear of all liens, claims, restrictions and encumbrances of any kind, other than restrictions imposed by applicable securities laws.

4.03. SECURITIES REPRESENTATIONS.

(a) The M-I Stockholder realizes that the M-I Stockholder's acquisition of the DBS Stock will be a highly speculative investment and that the M-I Stockholder is able, without impairing the M-I Stockholder's financial condition, to hold the DBS Stock for an indefinite period of time and to suffer a complete loss on the M-I Stockholder's investment. The M-I Stockholder has such knowledge and experience in financial and business matters that the M-I Stockholder is capable of evaluating the merits and risks of the prospective investment. The M-I Stockholder hereby acknowledges that, to the M-I Stockholder's satisfaction, (i) the M-I Stockholder has either had access to or has been furnished with all the information regarding DBS and the terms of this investment transaction to the M-I Stockholder's satisfaction, (ii) the M-I Stockholder has discussed the entire investment transaction and the information described in clause (i) above with representatives of DBS, (iii) the M-I Stockholder has been provided the opportunity to ask questions concerning this investment transaction and the terms and conditions thereof and all such questions have been answered to the M-I Stockholder's satisfaction, (iv) the M-I Stockholder has obtained all additional information which the M-I Stockholder deems necessary to verify the accuracy of the information previously disclosed or provided to the M-I Stockholder, and (v) the M-I Stockholder has had ready access to and an opportunity to review any and all documents which the M-I Stockholder deems relevant to this transaction, and no information, oral or written, that the undersigned has requested has been withheld by DBS.

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(b) If the M-I Stockholder is subject to the laws of the United States then, (i)
the M- I Stockholder qualifies as an accredited investor as that term is defined under Rule 501 of Regulation D promulgated under the United States Securities Act of 1933, as amended (the "1933 Act"), (ii) the M-I Stockholder is acquiring the DBS Stock solely for the M-I Stockholder's own account for investment and not with a view to or for sale or distribution of the DBS Stock or any portion thereof and not with any present intention of selling, offering to sell or otherwise disposing of or distributing the DBS Stock or any portion thereof in any transaction other than a transaction exempt from registration under the 1933 Act, (iii) the entire legal and beneficial interest in the DBS Stock the M-I Stockholder is acquiring is being acquired for, and will be held for the account of, the M-I Stockholder only and neither in whole nor in part for any other person, and (iv) the M-I Stockholder understands that: (A) neither the sale of the DBS Stock which the M-I Stockholder is acquiring nor the DBS Stock itself has been registered under the 1933 Act or any state securities laws, and the DBS Stock must be held indefinitely unless subsequently registered under the 1933 Act or an exemption from such registration is available, and (B) the share certificate representing the DBS Stock will be stamped with the following legend (or substantially equivalent language) restricting transfer:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution. These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate. The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

(c) If the M-I Investor is not subject to the laws of the United States address then, the M-I Investor certifies that (i) the M-I Stockholder is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the 1933 Act, which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person), (ii) the M-I Stockholder is not acquiring any of the DBS Stock for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of the M-I Stockholder listed in the M-I Disclosure Schedule, (iii) the M-I Stockholder was not offered any DBS Stock in the United States and was outside the United States at the time of execution and delivery of this Agreement by the M-I Stockholder, (iv) the M-I Stockholder understands that the DBS Stock has not been registered under the 1933 Act, (v) the M-I Stockholder agrees to resell the DBS Stock only in accordance with the provisions of Regulation S, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the DBS Stock may not be conducted unless in compliance with the 1933 Act, and (vi) the M-I Stockholder understands that any certificate representing the DBS Stock will bear a legend setting forth the foregoing restrictions.

4.04. DISCLOSURE. No representations or warranties by the M-I Stockholder in this Agreement and no statement contained in any document, certificate or other writing furnished or to be furnished by the M-I Stockholder to DBS pursuant to the provisions hereof, or in connection with the transactions contemplated

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hereby, contain or will contain any untrue statement of material fact or omit or will omit to state any material fact necessary in order to make the statements herein or therein, in light of the circumstances under which it was made, not misleading.

4.05. LEGAL REPRESENTATION: Each M-I Stockholder hereby acknowledges that the M-I Stockholder understands and agrees that (i) M-I has been represented by Devlin Jensen, as its Canadian legal counsel, the Law Office of Reed & Reed, P.C., as its United States legal counsel, and Pricewaterhousecoopers, as its tax advisor, in connection with this Agreement, (ii) neither Devlin Jensen nor the Law Office of Reed & Reed, P.C. nor Pricewaterhousecoopers has represented the M-I Stockholder with respect to any matter, Devlin Jensen has an equity interest in M-I through the registered ownership by Lines Overseas Management and has thereby a conflict of interest which all parties hereby acknowledge and waive and (iv) the M-I Stockholder has been encouraged to obtain the M-I Stockholder's own legal and tax counsel with respect to this Agreement and the transactions contemplated by this Agreement and the M-I Stockholders have so retained independent United States counsel.

4.06. BEST EFFORTS. M-I Stockholders shall employ best efforts, due diligence, and good faith in the performance of this Agreement and shall conduct and conclude this Agreement with the intent of effecting the Closing and the objectives hereof to the fullest extent and in accordance with the intention of this Agreement and undertake to tender all of their M-I Stock and M-I Convertibles at Closing in accordance with this Agreement.

4.07. APPROVAL OF A&R Articles and New DBS Board. Effective as of and contingent upon the Closing and receipt of the DBS Stock, the M-I Stockholder hereby

     (a) approves the adoption by DBS of Amended and Restated Articles of Incorporation under which, among other changes which may subsequently be approved by the Board of Directors of DBS, (i) DBS's name will be changed to "MIVI Therapeutics, Inc. or other name determined by the board of DBS," and (ii) DBS' authorized capital will be amended and increased to permit the issuance of up to 80,000,000 shares of common stock and up to 20,000,000 shares of undesignated "blank check" preferred stock (the "A&R Articles"), and

     (b) in lieu of DBS' 2001 annual meeting of stockholders, approves the election of the those persons nominated by the M-I board (the "New DBS Board") as directors of DBS:

     This ss.4.07 shall be deemed a written consent in favor of the A&R Articles and in favor of the New DBS Board pursuant to ss.78.320(2), Nevada Revised Statutes.

4.08. POWER OF ATTORNEY. Each M-I Stockholder hereby irrevocably appoints Stephen Walters, or failing him John Pierce or Daryl Pollock, or failing them Alan Lindsay, and each of them individually, with full power of substitution, as the M-I Stockholder's attorney-in-fact

     (a) to effect the Closing and thereat convey the M-I Stockholder's MI Stock and M-I Convertibles to DBS;

     (b) to make any filings with the Commission required by law in connection with the transactions contemplated by this Agreement; and

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CUSIP NO.: 24021M-10-6                13D                    Page 39 of 55 Pages


          (c) to execute and deliver such consents, proxies and other documents as such persons may deem necessary or appropriate to effect the purposes of ss.4.07 and cause DBS to adopt the A&R Articles and to elect the New DBS Board.

                                    ARTICLE V
                              CONDUCT OF COMPANIES
                           PENDING THE EFFECTIVE DATE

Pending the Closing Date and except with permission in writing of the other company Party hereto:

5.01. REGULAR COURSE OF BUSINESS. DBS and M-I will each carry on its business diligently and substantially in the same manner as heretofore conducted, and neither DBS nor M-I shall institute any new methods of manufacture, purchase, sale, lease, management, distribution, accounting or operation or engage in any transaction or activity, enter into any agreement or make any commitment except in the ordinary course of business and consistent with past practice.

5.02. AMENDMENTS. No change or amendment shall be made in the charter or bylaws of DBS or M-I or in the charter or bylaws of any Subsidiary of DBS or M-I.

5.03. CAPITAL CHANGES. Except as contemplated by Article I above, neither DBS nor M-I nor any Subsidiary of either shall issue or sell, or issue options, warrants to purchase, conversion privileges or other rights to subscribe to (except for the issuance of Stock upon exercise of outstanding options, warrants, conversion privileges or other rights heretofore disclosed in accordance with the terms as in effect on he date hereof), or enter into any arrangement or contract with respect to, any shares of its capital stock or any of its other securities, or make any other changes in its capital structure except with the approval of the other party hereto. Notwithstanding the within, DBS shall conduct the financing covenanted in accordance with section 1.05(d).

5.04. DIVIDENDS. Neither DBS nor M-I nor any Subsidiary of either shall declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, nor shall DBS or M-I or any Subsidiary of either, directly or indirectly, redeem, purchase or otherwise acquired any shares of its capital stock.

5.05. SUBSIDIARIES. DBS or M-I or any Subsidiary of either will not organize any new subsidiary, acquire any capital stock or other equity securities of any corporation or acquire any equity ownership interest in any business.

5.06. PROHIBITIONS. Neither DBS nor M-I nor any of their Subsidiaries shall:

(a) Borrow or agree to borrow any funds or incur, or assume or become subject to, whether directly or by way of guarantee or otherwise, any obligation or liability except obligations and liabilities incurred in the ordinary course of business and consistent with past practice or necessary for the on-going capital needs of the company;

(b) Pay, discharge or satisfy any claim, liability or obligation other than the payment, discharge or satisfaction in the ordinary course of business and

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CUSIP NO.: 24021M-10-6                13D                    Page 40 of 55 Pages


consistent with past practice of liabilities or obligations reflected or reserved against in the DBS Balance Sheet or M-I Balance Sheet, as applicable, or incurred in the ordinary course of business and consistent with past practice since the date of the DBS Balance Sheet or M-I Balance Sheet, as applicable;

(c) Permit or allow any of its property or assets (real, personal or mixed, tangible or intangible) to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind, except for those of a kind otherwise permitted under the terms of this Agreement;

(d) Write down the value of any inventory or write off as uncollectible any notes or accounts receivable, except for write-downs and write-offs in the ordinary course of business and consistent with past practice, none of which is material;

(e) Cancel any debts or waive any claims or rights of substantial value or sell, transfer, or otherwise dispose of any of its properties or assets (real personal or mixed, tangible or intangible), except in the ordinary course of business and consistent with past practice;

(f) License or dispose of or permit to lapse any rights to the use of any patent, trademark, trade name, technology, process, copyrights or other intangible asset of material value, or dispose of or disclose to any Person any trade secret, formula, process or know-how of material value not theretofore a matter of public knowledge;

(g) Grant any general increase in the compensation of officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any officer or employee, except for increases in the ordinary course of business, provided that they are made in accordance with established compensation policies applied on a basis consistent with that of the previous two years;

(h) Pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or entered into any agreement or arrangement with, any of its officers or directors or any Affiliate of any of its officers or directors except for directors' fees and compensation to officers at rates not exceeding the rates of compensation set forth in the DBS Disclosure Schedule or M-I Disclosure Schedule, as applicable;

(i) Enter into any other transaction, other than in the ordinary course of business; or

(j) Agree, whether in writing or otherwise, to do any of the foregoing.

5.07. CONTRACTS. No contracts or commitments shall be entered into by or on behalf of DBS or M-I or any of their Subsidiaries, except contracts or commitments made in the ordinary course of business.

5.08. NO DEFAULT; AMENDMENT. Neither DBS nor M-I shall do any act or omit to do any act, or permit any act or omission to act, which shall cause a material breach of any material contract or commitment of DBS or M-I, as applicable. Neither DBS nor M-I shall amend any material contract.

5.09. COMPLIANCE WITH LAWS. DBS and M-I shall each duly comply with all laws applicable to it and its properties, operations, business and employees.

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5.10.  SEC  REPORTS.  DBS will duly file all reports  required to be filed by it with the Commission pursuant to the Exchange Act and will submit copies thereof to M-I at the time of filing. . The M-I Stockholders will duly file all reports required to be filed by them with the Commission pursuant to the Exchange Act and will submit copies thereof to DBS at the time of filing. None of such reports will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

5.11. NO ACQUISITIONS. Neither DBS nor any Subsidiary will approve or undertake, either as the surviving, disappearing, acquiring or selling corporation, any other merger, consolidation, assets acquisition or disposition or tender offer or other takeover transaction or furnish or cause to be furnished any information concerning its business, properties or assets to any third Person which is interested in any such transaction, or solicit or encourage any inquiries or proposals for the acquisition of all or any part of the capital stock, assets or business of DBS or any Subsidiary.

                                   ARTICLE VI
                     OBLIGATIONS PENDING THE EFFECTIVE DATE

DBS hereby covenants and agrees with M-I, and M-I hereby covenants and agrees with DBS, that:

6.01. FULL ACCESS. Each of DBS and M-I shall afford to the other, its counsel, accountants and other authorized representatives full access to its plants, properties, books and records in order that the other party may have full opportunity to make such investigations as it shall desire to make; provided, however, that any such investigation shall be conducted in such a manner as not to interfere unreasonably with business operations; and DBS and M-I will each cause its officers and accountants to furnish such additional financial and operating data and other information as the other shall from time to time reasonably request.

6.02. CONFIDENTIALITY. Each of DBS and M-I will, and will cause its officers and authorized representative to, hold in confidence, and not disclose to others for any reason whatsoever, all information received by it from the other company in connection with the transactions contemplated hereby that such company identifies with reasonable specificity in writing as proprietary ("Proprietary Information"), except to the extent that such Proprietary Information was previously known to the receiving party or otherwise available from third Persons without restriction on its further use or disclosure or otherwise not legally protectable as proprietary information, or, as required by order of any court.

6.03. FURTHER ASSURANCES. Each party hereto shall execute and deliver such instruments and take such other actions as the other party or parties, as the case maybe, may reasonably require in order to carry out the intent of this Agreement.

6.04. PUBLIC ANNOUNCEMENTS. DBS and M-I will consult with each other before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement prior to such consultation. Approval by DBS or M-I of such press releases and public statements shall not be unreasonably withheld.

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CUSIP NO.: 24021M-10-6                13D                    Page 42 of 55 Pages


6.05 BRIDGE FINANCING. DBS shall employ best efforts prior to Closing to acquire, with the assistance of M-I, the financing contemplated by sec. 1.06(d) and to effect fund advances to M-I prior to Closing against security of convertible notes, subject to this Agreement being in effect and in good standing.

                                   ARTICLE VII
             CONDITIONS TO M-I'S, AND M-I STOCKHOLDERS' OBLIGATIONS


The obligation of M-I and the M-I Stockholders to effect the transactions contemplated herein shall be subject to the satisfaction or waiver, on or before the Effective Date, of each of the following conditions:

7.01. REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of DBS contained herein, in the DBS Disclosure Schedule, and in all certificates and other documents delivered by DBS to M-I, pursuant hereto or in connection with the transactions contemplated hereby shall be in all material respects true and accurate as of the date when made and at and as of the Effective Date as though such representations and warranties were made at and as of such date, except for changes permitted or contemplated by the terms of this Agreement.

7.02. PERFORMANCE. DBS shall have performed and complied with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the Effective Date.

7.03. CONSENTS FROM THIRD PARTIES. All consents from third parties and government agencies required to consummate the transactions contemplated hereby shall have been obtained.

7.04. ADVERSE CHANGES. No material adverse change shall have occurred in the financial condition, working capital, assets, liabilities, reserves, business, operations or prospects of DBS and its Subsidiaries taken as a whole, since the date of the DBS Balance Sheet.

7.05. NO GOVERNMENTAL PROCEEDINGS OR LITIGATION. No suit, action, investigation, inquiry or other proceeding by any governmental body or other Person or entity or legal or administrative proceeding shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby or which if successfully asserted would otherwise have a material adverse effect on the conduct of DBS's business or on its properties.

7.06. OPINION OF DBS'S COUNSEL. DBS shall have delivered to M-I an opinion of counsel to DBS, dated the Effective Date, substantially in the form reasonably considered necessary or advisable by counsel for M-I, the form of which shall be provided and negotiated prior to Closing.

7.07. BOARD OF DIRECTORS AUTHORIZATION. All action required to be taken by the Board of Directors of DBS to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors of DBS and DBS shall have delivered to M-I certified resolutions reflecting such authorization.

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7.08.  CERTIFICATES.  DBS shall have furnished M-I with such certificates of its officers and others to evidence compliance with the conditions set forth in this
Article VII as may be reasonably requested by M-I.

7.09. BLUE SKY LAW COMPLIANCE. M-I shall be satisfied, in its sole discretion, that DBS has taken all such actions as may be necessary to insure compliance with all applicable securities laws relating to the issuance of all securities issued by DBS.

7.10 OTC BULLETIN BOARD LISTING. The common stock of DBS shall be listed for trading on the Over-the-Counter Bulletin Board sponsored by the National Association of Securities Dealers, Inc.

7.11 SECTION 14f COMPLIANCE. In respect of the transactions contemplated by this Agreement, DBS shall have taken all actions necessary to comply with Rule 14f-1 promulgated by the Commission under the Exchange Act, including the filing with the Commission and the distribution to its shareholders of the information required under Rule 14f-1. The Commission shall not have notified DBS of any objections to the form or substance of DBS' Information Statement filed pursuant to Rule 14f-1.

7.12 DBS STOCK CERTIFICATES. DBS shall have delivered to the representatives of M-I Stockholders duly executed stock certificates or undertaking to issue certificates of DBS representing the DBS Stock to be issued to the herein executing M-I Stockholders.

7.13 DBS FINANCING. DBS shall have raised, or have commitments to raise satisfactory to M-I and DBS, capital financing of not less than $3,000,000US at a price per share (or unit) acceptable to the board of M-I.

7.14 REDEEMING STOCKHOLDERS AGREEMENTS. The Redeeming Stockholders shall have executed the Redemption Agreement and shall have deposited the same and their relevant certificates for redemption by DBS, subject to closing and payment, which payment and redemption may be deferred for completion of financing for up to 60 days.

                                  ARTICLE VIII
         CONDITIONS TO DBS'S AND THE REDEEMING STOCKHOLDERS OBLIGATIONS

The obligation of DBS and the Redeeming Stockholders to effect the transactions contemplated in the Redemption Agreement shall be subject to the satisfaction or waiver, on or before the Effective Date, of each of the following conditions:

8.01. REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of M-I and the M-I Stockholders contained herein, in the M-I Disclosure Schedule, and in all certificates and other documents delivered by M-I and the M-I Stockholders to DBS, pursuant hereto or in connection with the transactions contemplated hereby shall be in all material respects true and accurate as of the date when made and at and as of the Effective Date as though such representations and warranties were made at and as of such date, except for changes permitted or contemplated by the terms of this Agreement.

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8.02.  PERFORMANCE.  M-I shall have performed and complied with all  agreements, obligations and conditions required by this Agreement to be performed or complied with by them on or prior to the Effective Date.

8.03. CONSENTS FROM THIRD PARTIES. All consents from third parties and government agencies required to consummate the transactions contemplated hereby shall have been obtained.

8.04. ADVERSE CHANGES. No material adverse change shall have occurred in the financial condition, working capital, assets, liabilities, reserves, business, operations or prospects of M-I and its Subsidiaries taken as a whole, since the date of the M-I Balance Sheet.

8.05. NO GOVERNMENTAL PROCEEDING OR LITIGATION. No suit, action, investigation, inquiry or other proceeding by any governmental body or other Person or legal or administrative proceeding shall have been instituted or threatened which questions the validity or legality of the transactions contemplated hereby or which if successfully asserted would otherwise have a material adverse effect on he conduct of M-I's business or on its properties.

8.06. OPINIONS OF COUNSEL TO M-I. M-I shall deliver to DBS

     (a) an opinion of the Law Office of Reed & Reed, P.C., counsel to M-I, dated as of the Effective Date, as to certain U.S. legal matters,

     (b) an opinion of Devlin Jensen, counsel to M-I, dated as of the Effective Date, as to relevant Canadian matters;

8.07. BOARD OF DIRECTORS' AUTHORIZATIONS. All actions required to be taken by the Board of Directors of M-I to authorize the execution, delivery and performance of this Agreement by M-I and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the Board of Directors of M-I and M-I shall have delivered to DBS certified resolutions reflecting such authorization.

8 08. CERTIFICATES. M-I shall have furnished DBS with such certificates of its officers and others to evidence compliance with the conditions set forth in this
Article VIII as may be reasonably requested by M-I.

8.09 M-I STOCK CERTIFICATES. The hereto executing M-I Stockholders shall have delivered to DBS duly executed stock certificates, either endorsed in blank or accompanied by duly executed stock powers, of M-I representing all their shares of the M-I Stock to be acquired by DBS pursuant to Article I hereof.

8.10 ACCREDITATION CERTIFICATES. Each of the M-I Stockholders who is resident in the United States shall have executed and delivered to DBS a certificate, in form satisfactory to DBS, confirming that such M-I Stockholder is an "accredited investor," as that term is defined under the 1933 Act.

8.11 FINANCE. DBS shall have raised sufficient capital, on terms acceptable to M-I, to permit DBS to meet its Closing Obligations hereunder and under the Redemption Agreement. DBS shall be satisfied that the issuances of its securities shall be eligible for one or more registration exemptions under the 1933 Act.

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CUSIP NO.: 24021M-10-6                13D                    Page 45 of 55 Pages


                                   ARTICLE IX
                           CLOSING AND EFFECTIVE DATE

9.01. CLOSING. Unless this Agreement shall have been terminated and the Stock Exchange herein contemplated shall have been abandoned pursuant to a provision of Article X hereof, a closing (the "Closing") will be held, at the offices of M-I counsel, unless otherwise agreed, promptly following satisfaction (or waiver, if applicable) of the conditions set forth in Articles VII and VIII hereto, at which time and place the documents referred to in Articles VII and VIII hereof will be exchanged by the parties; provided, however, that if any of the conditions provided for in Article VII and VIII shall not have been met or waived by such date, then the party to this Agreement which is unable to meet such condition or conditions, despite the reasonable efforts of such party, shall be entitled to postpone the Closing by notice to the other parties until such condition or conditions shall have been met (which such notifying party will seek to cause to happen at the earliest practicable date) or waived, but in no event shall the Closing occur later than May 18, 2001 (unless further extended by mutual consent of all parties to this Agreement). The Parties agree that they shall cause the Closing date to be extended if delays are substantially technical issues and not lack of finance of DBS as contemplated in sec. 1.06(d) of this Agreement

9.02. EFFECTIVE DATE. The effective date of the Stock Exchange (the "Effective Date") shall be the date on which the Closing described in Section 9.01 above actually occurs.

                                    ARTICLE X
                           TERMINATION AND ABANDONMENT

10.01. METHODS OF TERMINATION. This Agreement may be terminated and the Stock Exchange herein contemplated may be abandoned at any time, but not later than the Effective Date:

     (a) By mutual written consent of the respective Boards of Directors of DBS and M-I; or

     (b) By the Board of Directors of M-I on or after May 18, 2001 or such later date as may be established pursuant to Section 9.01 hereof, if any of the conditions provided for in Article VII of this Agreement shall not have been met or waived in writing by M-I prior to such date; or

     (c) By the Board of Directors of DBS on or after May 18, 2001 or such later date as may be established pursuant to Section 9.01 hereof, if any of the conditions provided for in Article VIII of this Agreement shall not have been met or waived in writing by DBS prior to such date.

10.02. PROCEDURE UPON TERMINATION. In the event of termination and abandonment by the Board of Directors of M-I or by the Board of Directors of DBS, or both, pursuant to Section 10.01 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate, and the Stock Exchange shall be abandoned, without further action by M-I or DBS. If this Agreement is terminated as provided herein:

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CUSIP NO.: 24021M-10-6                13D                    Page 46 of 55 Pages


     (a) Each party will redeliver all documents, work papers and other material of any other party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same; and

     (b) All Proprietary Information received by any party hereto with respect to the business of any other party or its subsidiaries shall not any ant time be used or the advantage of, or disclosed to third Persons by, such party for any reasonable whatsoever except as contemplated in Section 6.02 hereof.

                                   ARTICLE XI
                            MISCELLANEOUS PROVISIONS

11.01. BROKERAGE AND FINDER'S FEES; INDEMNITY. Each of the parties hereto represents and warrants to the other that such party has made no arrangements for the payment of any brokerage commissions or finder's fees in connection with the transactions contemplated by this Agreement and is not otherwise obligated to pay any such fee or commission. In the event that any claim (other than those described in the preceding sentence) is asserted by any Person claiming a commission or finder's fee with respect to this Agreement or the transactions contemplated hereby arising from any act, representations, or promise of a party or its representatives, such party will indemnify the other party against and hold them harmless from any cost or expense with respect thereto.

11.02. EXPENSES. Whether or not the transactions contemplated by this Agreement are consummated, each of the parties hereto will pay its own expenses incurred by it or on its behalf in connection with this Agreement or any transaction contemplated by this Agreement.

11.03. NATURE AND SURVIVAL OF REPRESENTATIONS. All representations, warranties and agreements made by the parties in this Agreement or pursuant to this Agreement shall be true and accurate as of the Closing in all material respects, and those representations, warranties and agreements shall pertain to the Closing and all preceding periods, and the obligations that they be accurate as of the Closing in all material respects shall survive the Closing.

11.04. NOTICES. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed, certified or registered mail with postage prepaid to:

(a)   If to M-I, to:

                           Law Offices of Reed & Reed;
                           1919 14th Street,
                           Suite 330,
                           Boulder, Colorado
                           80302

                           Att: Scott Reed

or to such other person or address as M-I shall furnish to DBS in writing.
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CUSIP NO.: 24021M-10-6                13D                    Page 47 of 55 Pages


(b)   If to DBS, to:

                           Robert C. Montgomery
                           Ducker, Montgomery, Lewis & Aronstein, P.C.
                           1560 Broad way, Suite 1400
                           Denver, CO  80202

or to such other person or address as DBS shall furnish to M-I in writing.

(c) If to an M-I Stockholder, to such address as is set forth for such M-I Stockholder in the M-I Stockholder register.

11.05. ASSIGNMENT. This Agreement and all of the provisions hereof shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

11.06. GOVERNING LAW. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of Colorado.

11.07. COUNTERPARTS. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be enforceable and considered an original by facsimile signed copy.

11.08. HEADINGS. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

11.09. ENTIRE AGREEMENT. This Agreement, including the Disclosure Schedules and other documents referred to herein which form a part hereof, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties, covenants or undertakings, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

11.10.  CERTAIN DEFINITIONS.

"Affiliate" or "Associate" shall have the meaning assigned thereto in Rule 405, as presently promulgated under the 1933 Act, as amended.


"Commission" shall mean the Securities and Exchange Commission.

"Person"  shall  include  any  individual,   firm,   corporation,   partnership,
government,   governmental  agency  or  other  entity,   whether  acting  in  an
individual, fiduciary or any other capacity.

"1933 Act" shall mean the Securities Act of 1933, as amended.

"subsidiary"  shall  mean,  as  to  any  particular  parent   corporation,   any
corporation  in which more than fifty  percent of the  outstanding  stock having

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CUSIP NO.: 24021M-10-6                13D                    Page 48 of 55 Pages


ordinary voting rights or power (and excluding stock having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights are to be exercised) at the time is owned or controlled, directly or indirectly, by such parent corporation and/or by one or more subsidiaries.

11.11. SEPARATELY BINDING AND COMING INTO EFFECT. This Agreement shall come into effect when executed by M-I and DBS and shall thereafter bind each party executing and shall bind each party separately and jointly whether fully signed at any time or at all by all named signatories. This Agreement shall not be required to be signed by all the Shareholders to be effective but shall only be required to be signed by such number of shareholders as will, together with the investment contemplated by DBS employing the financing, shall result in DBS being capable of owning not less than fifty-one (51%) percent of M-I.

The parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.





ATTEST                              DBS HOLDINGS INC.



/s/  Daniel Steunenberg             By: /s/  Daniel Steunenberg
----------------------------            ----------------------------------------
        Secretary                       President




ATTEST                              M-I VASCULAR INNOVATIONS, INC.



/s/  Peter Jensen                   By: /s/  Stephen Walters
 ---------------------------            ----------------------------------------
        Secretary                       President

CUSIP NO.: 24021M-10-6                13D                    Page 49 of 55 Pages


M-I VASCULAR INNOVATIONS, INC. STOCKHOLDERS SIGNATURE PAGES:
-----------------------------------------------------------

SHAREHOLDER NAME AND SIGNATURE                       NUMBER OF M-I STOCK


James Davidson                                           1,260,000

-----------------------------------

Lisa Eden                                                  100,000

-----------------------------------

Brooke Davidson                                            250,000

------------------------------------

Nathanial Davidson                                         250,000

------------------------------------

The Mia Group                                             100,000

------------------------------------

New Paradigm Capital Ltd.                                1,000,000

------------------------------------

Isaiah Capital Inc.                                      2,000,000

------------------------------------

Lindsay Capital Corp.                                      500,000

------------------------------------

Lines Overseas Management                                  750,000

-------------------------------------

Michael Smorch                                             375,000

-------------------------------------

CUSIP NO.: 24021M-10-6                13D                    Page 50 of 55 Pages


Olympic Resources (Arizona) Ltd.                           600,000

------------------------------------

Carlingford Assets Limited                               1,620,000

------------------------------------

David Docherty                                             140,000

------------------------------------

Robert Hall                                                200,000

-------------------------------------

Stephen Walters                                             75,000

-------------------------------------



Total                                                    9,220,000

CUSIP NO.: 24021M-10-6                13D                    Page 51 of 55 Pages


M-I VASCULAR SCHEDULE "A" TO STOCK EXCHANGE AND FINANCE AGREEMENT BETWEEN M-I VASCULAR INNOVATIONS, INC. INNOVATIONS INC. AND DBS HOLDINGS INC.

SHARE SCHEDULE
Authorized Capital:
25,000,000 Common Shares
@ $0.001 par value

------------------------------------------------------------------------------------------------------------------------------------
Certi-                                                                   Invested
ficate #  Shareholder name              # Shares        %     Price         US$         WARRANTS    Price            Valid To
------------------------------------------------------------------------------------------------------------------------------------
  1     Lindsay, Alan P.                      1      0.00%    0.001        0.001              -
  2     Davidson, James Dale          1,790,000     11.01%    0.001        1,790              -
  3     Eden, Lisa                      100,000      0.61%    0.001          100              -
  4     Davidson, Brooke                250,000      1.54%    0.001          250              -
  5     Davidson, Nathaniel             250,000      1.54%    0.001          250              -
  6     Semerjian, Hrant                 10,000      0.06%    0.001           10              -
  7     The Mia Group                   100,000      0.61%    0.001          100              -
  8     New Paradigm Capital Ltd.     1,000,000      6.15%    0.001        1,000              -
  9     Isaiah Capital Inc.           2,000,000     12.30%    0.001        2,000              -
 10     Lindsay Capital Corp.           500,000      3.07%    0.001          500              -
 11     Marquis, Dr. Jean-Francois       50,000      0.31%    0.001           50              -
 12     Brown, Dr. Robert I. B.          50,000      0.31%    0.001           50              -
 13     Lines Overseas Management
          Limited                       750,000      4.61%    0.001          750              -
 14     Lost; replaced by 52                         0.00%    0.001                           -
 15     Ellingham, Heath                225,000      1.38%    0.001          225              -
 16     Issued in error,
          replaced by 54                             0.00%    0.001                           -
 18     McElderry, John R.              100,000      0.61%     0.55       55,000              -
 19     McElderry, Joanne S.            100,000      0.61%     0.55       55,000              -
 20     Dufour, Dr. Georges              90,910      0.56%     0.55       50,001              -
 21     Four Seasons Mortgage Corp.     181,818      1.12%     0.55      100,000              -
 22     Van Meter, Linda C.              22,728      0.14%     0.55       12,500              -
 23     Van Meter, C.Gregory             22,727      0.14%     0.55       12,500              -
 24     Van Meter, Jonathan K.           22,727      0.14%     0.55       12,500              -
 25     Van Meter, /Linda C./
          Jonathan K./Stephanie E.       22,727      0.14%     0.55       12,500              -
 26     McManus, Michael A., Jr.         90,910      0.56%     0.55       50,001              -
 27     Lost; replaced by 40                         0.00%     0.55                           -
 28     Beale Jr., Dr. James E.          90,955      0.56%     0.55       50,025              -
 29     McLaughlin, Raymond              90,909      0.56%     0.55       50,000              -
 30     Taylor, Stephen S.               45,455      0.28%     0.55       25,000              -
 31     Farrell, Mitchell J.             91,000      0.56%     0.55       50,050              -
 32     Dolphin Church                  100,000      0.61%     0.55       55,000              -
 33     Evert, Harry                     90,909      0.56%     0.55       50,000              -
 34     Carnall, Merry Lee               45,455      0.28%     0.55       25,000              -
 35     Millikin, Elton D./
          Kathern A., as
          Tenants in Common              50,000      0.31%     0.55       27,500              -
 36     Lund, John Gary                 100,000      0.61%     0.55       55,000              -
 37     Creowen Limited                 100,000      0.61%     0.55       55,000              -
 38     McGill, Ruth G.                 100,000      0.61%     0.55       55,000              -
 39     Sterett M.D., William I.        100,000      0.61%     0.55       55,000              -
 40     McDonald, M.D., David K.,
          PA Pension Plan                90,909      0.56%     0.55       50,000              -
 41     Daniel U. Skeoch M.D. Inc.;
          Employee's Pension Plan        15,000      0.09%     1.00       15,000         15,000   1.25, 1.50     30/04/01; 30/04/02
 42     Daniel U. and Betty J. Skeoch     5,000      0.03%     1.00        5,000          5,000   1.25, 1.50     30/04/01; 30/04/02
 43     Gregory, George G.               50,000      0.31%     1.00       50,000         50,000   1.25, 1.50     30/04/01; 30/04/02
 44     Houston Vencap Partners
          III, LP                        55,000      0.34%     1.00       55,000         55,000   1.25, 1.50     30/04/01; 30/04/02
 45     Robin Bloemeke                   10,000      0.06%     1.00       10,000         10,000   1.25, 1.50     30/04/01; 30/04/02
 46     Jeff Veness                      10,000      0.06%     1.00       10,000         10,000   1.25, 1.50     30/04/01; 30/04/02
 47     Robert D. Gordon                 10,000      0.06%     1.00       10,000         10,000   1.25, 1.50     30/04/01; 30/04/02
 48     Frederick Smith                   5,000      0.03%     1.00        5,000          5,000   1.25, 1.50     30/04/01; 30/04/02
 49     William G. Best                   2,500      0.02%     1.00        2,500          2,500   1.25, 1.50     30/04/01; 30/04/02
 50     Donald T. Best                    2,500      0.02%     1.00        2,500          2,500   1.25, 1.50     30/04/01; 30/04/02
 51     Danny Peter Barr                 10,000      0.06%     1.00       10,000         10,000   1.25, 1.50     30/04/01; 30/04/02
 52     Smorch, Michael                 375,000      2.31%    0.001          375              -
 53     Dan Byrne                        21,000      0.13%     1.00       21,000         21,000   1.25, 1.50     30/04/01; 30/04/02
 54     Aris Morfopoulos                 50,000      0.31%    0.001           50              -
 55     Pat Normoyle                     10,000      0.06%     1.00       10,000              -
 56     Linda Cabianca                   12,500      0.08%     1.00       12,500              -
 57     Grainger Nimmo                   12,500      0.08%     1.00       12,500              -
 58     Karin Nimmo                      12,500      0.08%     1.00       12,500              -
 59     Brown, Dr. Robert I. B.         125,000      0.61%    0.001          100              -

CUSIP NO.: 24021M-10-6                13D                    Page 52 of 55 Pages


------------------------------------------------------------------------------------------------------------------------------------
Certi-                                                                   Invested
ficate #  Shareholder name              # Shares        %     Price         US$         WARRANTS    Price            Valid To
------------------------------------------------------------------------------------------------------------------------------------
 60     Marquis, Dr. Jean-Francois      100,000      0.61%    0.001          100              -
 61     Martin Whieler                   25,000      0.15%     1.00       25,000         25,000   1.25, 1.50     30/04/01; 30/04/02
 62     David Decamillis                 15,000      0.09%     1.00       15,000         15,000   1.25, 1.50     30/04/01; 30/04/02
 63     Grainger Nimmo                   25,000      0.15%     1.00       25,000         25,000   1.25, 1.50     30/04/01; 30/04/02
 64     Gary Nylund                      30,000      0.18%     1.00       30,000         30,000   1.25, 1.50     30/04/01; 30/04/02
 65     Janis Nylund                     21,000      0.13%     1.00       21,000         21,000   1.25, 1.50     30/04/01; 30/04/02
 66     Brian Yip                        25,000      0.15%     1.00       25,000              -
 67     Tom Europe                        5,000      0.03%     1.00        5,000          5,000
 68     David Docherty                  140,000      0.86%     1.00      140,000        140,000
 69     Olympic Resources
          (Arizona) Ltd.                600,000      3.69%     1.00      600,000        600,000   1.25, 1.50     30/04/01; 30/04/02
  -     Olympic Resources
          (warrant only)                      -      0.00%                     -        600,000         2.00               03/15/02
 70     Carlingford Assets Limited    1,620,000      9.96%     1.00    1,620,000      1,620,000   1.25, 1.50     30/04/01; 30/04/02
 71     Tosetti, Kito                   200,000      1.23%    0.001          200              -
 72     Gary Jenne                       20,000      0.12%    0.001           20              -
 73     Jim Taylor                       25,000      0.15%     1.00       25,000         25,000   1.25, 1.50     30/04/01; 30/04/02
 74     George Hatch                     25,000      0.15%     1.00       25,000         25,000   1.25, 1.50     30/04/01; 30/04/02
 75     David Decamillis                  8,000      0.05%     1.00        8,000          8,000   1.25, 1.50     30/04/01; 30/04/02
 76     Robert (Zack) Hall              200,000      1.23%     1.00      200,000        200,000   1.25, 1.50     30/04/01; 30/04/02
 86     Ming Capital Enterprises
          Ltd. (assigned from
          Medici Resources Inc.)         62,000      0.38%     1.00       62,000              -
 78     Rick Munro                       27,000      0.17%     1.00       27,000              -
 77     Jeff Veness                       6,800      0.04%     1.00        6,800          6,800   1.25, 1.50     30/04/01; 30/04/02
 79     Steven Shuptar                    2,500      0.02%     1.00        2,500              -
 80     Lindsey M. Smorch                 3,000      0.02%     1.00        3,000              -
 81     Francesca M. Smorch               3,000      0.02%     1.00        3,000              -
 82     Nancy A. Smorch                   3,850      0.02%     1.00        3,850              -
 83     Randy Hicks                       3,000      0.02%     1.00        3,000              -
 84     John Fata                         3,000      0.02%     1.00        3,000              -
 85     Joseph Schudt                     3,000      0.02%     1.00        3,000              -
To be
issued  Ganesha Holdings Limited        165,000      0.46%     1.00       75,000              -
------------------------------------------------------------------------------------------------------------------------------------
                   Total             12,959,790    100.00%            $4,170,147      3,541,800
WARRANTS                              3,541,800
OPTIONS                               1,772,500
                                     ----------
FULLY DILUTED for
exchange or sale                     18,274,090
                                     ==========


Contested, not to be                  2,967,000
exchanged                            ==========

OPTIONS
        Dr. Robert Brown                125,000                1.00
        Dr. Francois Marquis            100,000                1.00
        James Davidson                  100,000                1.00
        Alan Lindsay                    100,000                1.00
        Daryl Pollack                   100,000
        Marino Labinaz                   20,000
        Tim Vitalis                      10,000
        Wilf Jeffries                   100,000
        Anthony Hewitt                   25,000
        Ronald Handford                  75,000                1.00
        Peter Jensen                    100,000                1.00
        Heath Ellingham                 100,000                1.00
        Chet Kurzawski                   20,000
        Dr. Andre  Boulet               200,000                0.55
        Theresa Grigg                    10,000
        Gary Jenne                       80,000                1.00
        Maurice Lien                     30,000                0.55
        Maurice Lien                     30,000                1.00
        Keiko Kobaiashy                  40,000                1.00
        Susan Chan                       40,000                1.00
        Jennifer Ebalan                   2,500                1.00
        Ligaya Pamintuan                  2,500                1.00
        Nelly Velonza                     2,500                1.00
        Ganesha Holdings Limited        200,000                0.55
                                      ---------
                                      1,572,500

CUSIP NO.: 24021M-10-6                13D                    Page 53 of 55 Pages


            SCHEDULE "B" TO THE SHARE EXCHANGE AND FINANCE AGREEMENT



Redeeming Shareholders                                         Number Redeemed
----------------------                                         ---------------


Madeline Stanley                                                     800,000

Ken Paul                                                             800,000

Irma Paul                                                            800,000

Eli Stratulat                                                        850,000

Alex Basic                                                           500,000

Dan Steunenberg                                                    1,000,000


Chansu Financial                                                     750,000
                                                                   ---------

Total                                                              5,500,000

CUSIP NO.: 24021M-10-6                13D                    Page 54 of 55 Pages


            SCHEDULE "C" TO THE STOCK EXCHANGE AND FINANCE AGREEMENT
            --------------------------------------------------------


                             M-I DISCLOSURE SCHEDULE
                             -----------------------

The following constitute material disclosure statements constituting exceptions or disclosure for the purpose of warranties of the Agreement and resources available for review or inquiry in support of or exception to warranties of the Agreement. The matters are presented in the order of Article III of the Agreement and if a section is not recorded require no disclosure or have no exceptions or are an action item in the conduct of the Closing:

        Section            Exceptions/Disclosure       Disclosure Document
        -------            ---------------------       -------------------


1.       3.01              As stated                   Minute Book

2.       3.02              As stated                   Minute Book/Financials

3.       3.03              MIVI Technologies Inc.      Minute Book/Financials

4.       3.04              As stated                   n/a

5.       3.05              As stated                   n/a

6.       3.06              As stated                   n/a

7.       3.07              As stated                   Financials

8.       3.08              Ma Litigation               Court Proceedings

9.       3.09              As stated and 3.02          Business Plan ("BP")

10.      3.10              Possible Ma litigation      Court Proceedings
                           risk to a patent

11.      3.11              As stated                   n/a

12.      3.12              Ash Street                  Lease/Financials

13.      3.13              Ma Litigation               Court Proceedings

14.      3.14              As stated                   Tax returns/Financials

15.      3.15(vii)         Genemax letter agreement    Letter Agreement/BP

16.      3.15(viii)        Employment/lease/JV's       Agreements/Financials/BP

17.      3.16              Ma Litigation               Court Proceedings

18.      3.17              Stent Certification         BP

19.      3.18              As stated                   n/a

20.      3.19              As stated                   BP/Financials

CUSIP NO.: 24021M-10-6                13D                    Page 55 of 55 Pages


            SCHEDULE "D" TO THE STOCK EXCHANGE AND FINANCE AGREEMENT
            --------------------------------------------------------


                             DBS DISCLOSURE SCHEDULE
                             -----------------------

The following constitute material disclosure statements constituting exceptions or disclosure for the purpose of warranties of the Agreement and resources available for review or inquiry in support of or exception to warranties of the Agreement. The matters are presented in the order of Article II of the Agreement and if a section is not recorded require no disclosure or have no exceptions or are an action item in the conduct of the Closing:

       Section        Exceptions/Disclosure          Disclosure Document
       -------        ---------------------          -------------------


1.       2.02         outstanding options to         see latest Form 10-K
                      purchase 166,000 shares
                      of DBS common stock

2.       2.11         Tax returns                    U.S. and Canadian federal
                                                     income tax returns


     DBS has not filed any Federal, provincial, state or local tax returns since inception. One or more of such returns may have been required to have been filed for DBS' fiscal year ended 2/28/00. DBS has incurred only losses since its inception so no taxes have been payable for any period of time between the date of DBS' incorporation and the Closing of the Exchange Agreement.

3.       2.14         Transfer Agent Agmt